UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  FORM 10-SB/A2
                        GENERAL FORM FOR REGISTRATION OF
            SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b)
                  or (g) of The Securities Exchange Act of 1934

                             Energy Producers, Inc.
                             ----------------------
                 (Name of Small Business Issuer in its charter)

          Nevada                                                 88-0345961
          ------                                                 ----------
(State or other jurisdiction of                                (IRS Employer
incorporation or organization)                               Identification No.)

               7944 E. Beck Lane, S-200, Scottsdale, AZ 85260-1774
              ----------------------------------------- ----------
               (Address of principal executive offices) (Zip Code)


Issuer's telephone number (480)778-0488

     Securities to be registered pursuant to Section 12(b) of the Act. None

        Securities to be registered pursuant to Section 12(g) of the Act.

                          common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)

                        Preferred stock, per value $.001
                        --------------------------------
                                (Title of Class)

                                     Part I

     This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including Statements regarding the Company's business. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including oil and gas prices and the ability of the Company to effectively make or conclude acquisitions in accordance with its initial phase one plans (see additional discussion in "future plans" "phase one plans").

Item 1. Description of Business

The Company
-----------

     Energy Producers, Inc. ("the Company") was incorporated in the state of Nevada on October 4, 1995 as Sterling Market Positions, Inc. with 10,000,000 shares of $.001 par value common stock authorized.

     Effective June 24, 1999, the Company changed its name to Energy Producers, Inc. and increased its authorized common shares to 50,000,000 with a par value of $.001. The Company's principal place of business is 7944 E. Beck Lane, Suite 200, Scottsdale, AZ 85260-1774.

     On August 25, 1999 the Company was acquired by Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Although Energy Producers Group, Inc. is the legal acquirer; it was dissolved subsequent to the transaction, so Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc. financial statements from August 25, 1999 (acquisition date). The Company began filing consolidated statements with its wholly owned subsidiary, Producers Supply, Inc. on the acquisition date August 25, 1999.

     The purpose of the acquisition and reverse merger was to become an oil and gas company, and later diversify. Entering the oil and gas service and supply business would provide general administrative and oil and gas industry management experience having business and project relationships in southern Arkansas and the surrounding area. Producers Supply, Inc. provided a suitable platform to operate in Stephens Arkansas. We will develop oil and gas projects in and near Arkansas. Energy Producers Group, Inc., and the Company together wil expand their future business plans to include; formation of subsidiary operations for drilling and development of southern Arkansas and surrounding area reserves; acquisition of one or more refineries; acquiring and developing potential resource related technologies; alternative energy research and development; and development of other business segments including real estate, and waste management.

     The Company after its name change to Energy Producers, Inc. (formerly Sterling Market Positions, Inc.) has focused its business on oil and gas exploration, development, and production, and acquiring existing production facilities with proven reserves. Sterling Market Positions was involved with management, consulting and advisory services.

     Producers Supply, Inc., a wholly owned subsidiary of the Company, is an oil and gas field equipment, service and supply business serving southern Arkansas. Its operations are located at 124 South First Street, Stephens Arkansas, and they have been in business for 26 years. Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the Company's inventory of oil and gas field equipment including parts and supplies, and serves as the Company's regional office.

     The Company's entry into the oil and gas business came from its initial acquisition of majority working interests in properties consisting of oil and gas leases, wells, equipment, and reserves located in Young County, Olney, Texas. The Company is not yet set up for or engaged in natural gas production. We have been gathering data for potential acquisition of interests in additional oil and gas leases, properties which include leases having equipment and producing both oil and natural gas, various primary and secondary recovery projects, exploration programs, and technology, located in Texas, Oklahoma, Ohio, Arkansas and other areas in the United States.

     On October 26, 2000 Article 3 of the Articles of Incorporation were amended to increase the number of authorized common shares to 200,000,000 par value $.001 and to authorize 50,000,000 preferred shares with a par value of $.001. The Company increased its authorized common shares to facilitate and have ample reserve of shares in its treasury on hand and available for future transactions. The Company initially has created three series of preferred shares to allow flexibility in structuring transactions.

     On October 30, 2000 the Company entered into a purchase agreement with Life Energy Technology Holdings, Ltd. of Ireland ("Life Energy"). The purpose was to bring consistent and dependable capitalization to the Company on a quarterly basis beginning December 31, 2000, and facilitate acquisition of oil and gas leases, equipment, and producing reserves with revenues. The agreement would provide the working capital allowing for potential expansion and growth of our business and the acquisition or development of potential business segments. The Company envisioned a long term relationship and positioning for international business. Life Energy agreed to acquire 49% of the Company. The transaction has not been consummated at the date of this filing and Life Energy is in breach.

     The Company pursued a purchase agreement with Calmon Enterprises, Inc., of Texas that was not consummated.

     The Company has elected to file this form 10-SB/A2 registration statement on a voluntary basis in order to become a reporting company under the Securities and Exchange Act of 1934. The primary purpose for this filing is to allow the Company to obtain a listing for trading on the NASD OTC Electronic Bulletin Board ("the Bulletin Board").

     The Company is required to file a registration statement for certain securities under the terms of various agreements or the Company will lose various rights. See "Business Risks" for additional discussion.

The Business
------------

     The Company's initial revenue stream came from the acquisition of Producers Supply, Inc., a wholly owned subsidiary of the Company which was effective August 25, 1999 resulting from the Company's acquisition process with Energy Producers, Inc.

     Producers Supply, Inc. ("Producers Supply") has been in the oil and gas field inventory and supply business serving southern Arkansas and the surrounding area since 1974. Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the Company's inventory of oil and gas field equipment, parts, and supplies, and serves as the Company's regional office.

     Producers Supply provides oil and gas well services to customers, and sells supplies such as rods and tubing for wells and pumping units. From inventory on hand it usually can replace specialized parts and equipment as required, or provide for the ordering of such required parts as may be needed for workovers, repairs, and general maintenance. Additionally, it can provide truck swabbing unit and pulling unit from its inventory to pull oil from wells, repair, rebuild and replace pumps, or sell new pumps and other equipment for jobs.

     Its President and one principal manager for the store oversee the operations of Producers Supply. Minimized operations help keep costs and overages in line until the Company is prepared to begin expanding its business in the area.

     Competition:  The market for the  products and  services  Producers  Supply
(PSI) offers is competitive and requires substantial resources and skilled and experienced personnel. The Company believes that the principal competitive factors in this market include the ability to deliver quality products and services in a timely manner at a fair price. On the basis of these factors, the Company believes PSI can compete favorably with its competitors. PSI competes with other independent contractors and equipment resellers in markets in which it operates. Several competitors are larger companies that have greater financial, technical, and marketing resources. In addition, there are relatively few barriers to entry into the markets in which it operates. As a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. Competition in Producers Supply's area of business is directly related to oil and gas prices. Economic, political and environmental forces also play a role in the degree of competition PSI faces.

     Suppliers: The Company's operations relative to Producers Supply do not depend upon any single supplier. Because it has multiple sources of supply, it has not experienced difficulties in obtaining adequate sources of supply and adequate alternatives to satisfy customers. The Producers Supply operations do not have formal purchase contracts for supplies and purchases items under individual purchase orders.

     In order to potentially increase one area of revenue output for operations of Producers Supply, the Company is taking steps to provide a $50,000 to $100,000 inter company line of credit to be available for its operations. This line of credit is contingent upon the Company receiving adequate funding. This would be used for 1) wholesale purchase and retail sale to customers of items such as rods and tubing which need to be available on demand for new well upstarts principally in the area of Stephens, Arkansas and 2) the hiring of operations and repair personnel. The oil wells and operations in the area are subject to sand, which burdens pumps. If the Company should be delayed or fail to provide Producers Supply a line of credit it will not substantially alter its business plan, but shall not be able to take advantage of some of the recurring revenue potential available to it, due to the renewed interest in the energy sector (see "future plans" and further business discussion).

     Producers Supply is a co-distributor of a distributor in Monroe, Louisiana for the Moyno Pump system, which is built, to better withstand processing of fluids having a higher sand content. The Moyno pump is available either in stock or by ordering for purchase by its clients.

     Producers Supply has maintained an office research area with maps, surveys, data and logs on wells, reserves, and various reports, reservoir locations and studies in the southern Arkansas and Louisiana. By its management having experience in oil and gas development and production business Producers Supply can facilitate hiring of personnel for the acquisition of leases, title research, mapping, surveying, and assist in the hiring of rigs and sub contract crews to develop and oversee well projects.

     The Company has identified projects having potential for development of oil and gas reserves available in the Stephens Field, Ouachita, and Columbia Counties, Arkansas. One of the opportunities of interest is a test drilling program to drill and complete 6 wells in the southern Arkansas Nacatoch Sand at depths of 1600 feet up to 6,000 feet. The test would be in the core operating area of Producers Supply. The costs indicated for such a 6 well test would run approximately $ 527,000 including rig, crewing, permits, title, legal, and acquisition of leases and interests. If such a test could be deployed by the Company, and was successful in its efforts, it is estimated production would be 5 to 10 barrels of oil per day per well. Upon a successful first test effort, and the Company would be able to provide sufficient financing. The costs for a full downstream developmental effort of this size could approach $20,000,000 to $30,000,000. The Nacatoch Sand has in the past been known to produce long life reserves of 20 to 30 years. Older reserve reports and studies, that would need to be updated, indicate a minimum of 60,000,000 barrels of oil available in this area.

     Our entry into the oil and gas business and the initial production of oil began on September 29, 2000 and came from the acquisition of an 87.5% majority working interest and corresponding majority net revenue interest in oil and gas properties comprised of 6 leases, equipment, 2 salt water disposal wells, oil purchase contracts, and all other associated interests in 10 currently operating wells. The wells are set up for producing oil reserves with revenues located in Olney, Young County, Texas ("Olney Interests"). Prior to acquisition of these interests, the Company had obtained two third party reports to verify reserve estimates, lifting cost averages per barrel, rates of decline, and other factors. A later report from Russell K. Hall and Associates of Midland, Texas was required for verifications in order to obtain the financing the Company received from Baseline Capital, Inc. We are presently not engaged in the production of natural gas, but may develop this in the future.

     The Olney Interests were acquired from Rogers Drilling Company (Rogers) in Olney Texas. Crown Quest Operating Company operated the properties until approximately April 4, 2001, and then Rogers began operating the leases, equipment, wells and reserve interests for the Company on a month-to-month contract basis. Roger's having originally owned and operated the interests is experienced in the area with staff available for oversight and monitoring of the Company's interests. Baseline Capital, Inc. in Midland Texas administrates monthly activities including the Company's lock box for oil production income, issuing monthly note, management, consulting, and lease operating expense payments, collecting and compiling reports for monthly delivery to our accounting.

     Delivery Commitments: The Company presently sells and receives monthly payment for its production of oil in Young County, Texas by its division order with Conoco, Inc. The Company believes that there would be other customers available willing to purchase its oil production if its current contract relationship would cease. By division order Conoco Inc. purchases all of the Company's crude oil pertaining to its interests owned based on a month-to-month contract which can be terminated at anytime upon thirty (30) days notice by either party. The Company has no commitments that obligate us to produce any set amount of oil (see management's discussion and analysis of financial condition, and plan of operation, and description of properties).

     The Company's entry and eventual stability in the oil and gas business will be dependent largely on its ability to acquire significant financing amounts to carry out and implement these plans (see further business discussion and "future plans" and "management discussion and analysis" sections).

     The Company is presently in different stages of review and discussion, gathering data and information, and any available reports on other potential acquisitions in Texas, Ohio, Oklahoma, Arkansas, and other areas.

     The Company had entered into a letter of intent with The Harlow Corporation, an oil and gas concern, which has administrative offices in Amarillo, Texas and district operations office in Sayre, Oklahoma. Operations include 55 producing gas wells, and 4 producing oil wells in Oklahoma, Kansas and Texas. The Harlow Corporation owns and operates 90 miles of gas gathering system in Oklahoma. It maintains warehousing and yard facilities for its well service equipment and inventory, and has a comprehensive research library including maps, surveys, engineering studies, logs, and other historical data that would be available for use by the Company. The long term potential for the Company, if it can secure financing for acquisition of The Harlow Corporation, would be to develop and produce natural gas reserves within the area of Harlow's gas gathering systems, and the availability of pursuing exploration efforts on shore in Australia. The letter of intent has been twice verbally extended, expired on or about July 30, 2001 (see further business discussion). The Company considers this project unlikely to be completed.

     Mr. Harlow was appointed as an advisory board member on March 28, 2001 and has assisted the Company in project research and evaluation of potential oil and gas and related technology interests in addition to areas regarding The Harlow Corporation.

     To update a Company press release of March 28, 2001 regarding potential efforts in Australia, we have no final arrangement has come about and the letter of intent has expired. William V. Harlow, Jr. remains as an advisor to the
Company. The Harlow Corporation entered into agreements for conducting geophysical and geological exploration activities in Queensland, Australia, with permit holders and approved applicants, on 5,872,494 acres. Recent declarations by the Government of Queensland and New South Wales regarding the native title claims issue indicates the right to negotiate process may be initiated in early August. This would allow permit holders the opportunity to commence work programs in the fourth quarter of 2001 or first quarter of 2002. Initial geological efforts on these permits by The Harlow Corporation are very positive and a scheduled exploration program will be initiated upon satisfactory resolution of the native claims issue between April and October of 2002. The Harlow Corporation is pursuing additional interests in its area of interest. The Company has the opportunity through its relationship with Mr. Harlow and The Harlow Corporation to be involved in these potential efforts in Australia.

     The written letter of intent with The Harlow Corporation was twice verbally extended expired on or about July 30, 2001. The principal terms for the letter of intent included 1) $135,000 down payment 2.) A $2,365,000 production loan, interest only at prime plus 1%, all due with principal and interest in three years, and 3) approximately 2.5MM shares of the Company's common restricted stock with certain rights to file for registration of the shares in any public offering for the Company. Although the letter of intent has expired, the parties are continuing discussions and negotiations.

     To update Company press release of March 28, 2001 with respect to potential projects in the Republic of Kazakhstan we have now terminated all involvement. The Company had received for its review a 53 page summary information report containing geological and geophysical studies regarding the Kokaral Concession between the government of the Republic of Kazakhstan and Kokoral Munai LLP, a Joint Venture Limited Liability Partnership majority owned by the Kazakhstan Development Corporation and U.S. interests. The report indicated that The Kokaral Joint Venture obtained from the government of Kazakhstan on July 31 of 1997, an exclusive petroleum exploration license for a program in the 2,750 square kilometers (655,000 acres) provided by the concession, located in the Kokaral Peninsula, Turgay Basin, the North Koral Region. PetroQuest International, Inc., an option holder in the Kazakhstan Development Corporation, introduced the Company to the opportunity. The Company's potential participation, if any, was to involve provision of potential finances, via Life Energy, for acquisition of interests in the project, to provide funds for shooting additional seismic geological and geophysical studies, drilling of exploration wells and infrastructure, as part of the work program and exploration scheduled. The report indicated that subsurface structures identified could have the potential for significant oil reserves in multiple Jurassic and Cretaceous sandstone reservoirs at depths of approximately 5,000 and 8,000 feet. There was indicated an additional potential for gas reserves in both the Cretaceous and Paleocene sandstone. The Company determined, however, that any consideration and participation in the program is not in its best interests financially and otherwise due to historical turmoil in the area. The Company also felt such a project ultimately would experience difficulty, and even if successful, have relatively high potential exposure and danger or difficulties in transportation and export of reserves short to long term. The option holder has notified the Company that the Kazakstan Government has revoked the Kokaral Concession.

     On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland in which Life Energy agreed to acquire in accordance with the agreement, 49% of the then issued and outstanding shares for $20,000,000 investment in the Company. Scheduled payments under the agreement were to be made by Life Energy on a quarterly basis beginning December 31, 2000 and continue for 3 years. Life Energy breached the Agreement and failed to provide funds. In its March 28, 2001 press release the Company indicated it was working together with Life Energy by identifying certain oil and gas, and other related prospects for acquisition by the Company. Prior to the press release, Life Energy had agreed to promptly schedule a meeting with the Company in Scottsdale, Arizona and move forward. The purpose of the meeting was to resolve all issues regarding the consummation of scheduled funding and discuss the Company's acquisition of the proposed assets sent to Life Energy for their review. It was on this basis proposed for the meeting and agenda, to not hold Life Energy in violation or breach of the agreement, and that Life Energy's performance was merely pending. The Company did not receive any indication for scheduling the meeting due upon its last press release. The Company having no substantial correspondence since will move to terminate this arrangement.

     On October 30, 2000 the Company pursued a purchase agreement to acquire all of the Hull Silk field equipment, technology licenses, and certain related liabilities of Calmon Enterprises, Inc. The Agreement terminated, and was never consummated.

Future Plans
------------

     We are additionally engaged in establishing and organizing two new subsidiaries. These new subsidiaries are not yet operational. The first of these two new subsidiaries, Oil & Gas One, Inc., is being formed for the purpose of managing and operating planned Arkansas and surrounding area acquisitions of oil and gas leases, producing reserves, exploration, development, and drilling programs. The second subsidiary, Energy One, Inc., is planned to include the future acquisition of one or more refineries.

     The Company is exploring various methods of financing for the future start up of these planned subsidiary operations including equity financing and bank loans.

     The Company is dependent in its early stages primarily on its obtaining significant first financing for furthering the commencement of its phase one acquisition and development program.

Phase One Acquisition and Development
-------------------------------------

     The commencement of our phase one acquisition and development program began in part with the acquisition of the Company's interests in the producing oil wells in Young County, Texas. We have been focused on building an initial platform and infrastructure for our future growth. This includes discussions, work, and review toward one of our goals, to acquire working interests in another 50 to 100 producing oil and gas wells with revenues. We also plan to start a test drilling program and expand the supply operations with a line of credit in Arkansas. We will develop potential gas wells, establish operations in Oklahoma, further develop our Young County interests, and provide working capital. The projects can be activated at present, one or all, and not necessarily in any required order. The Company has been looking at financing for acquisitions of producing oil and a gas interests, through potential bank financing, and potential real estate asset based loans, and is discussing one or more of these opportunities with working interest partners. The Company will attempt to secure a future private placement or offering of its equity to finance some or all of its proposed operations. The Company may reduce or increase its requirement as circumstances dictate.

     The Company's efforts to raise capital will be dependent on many factors including timing, the stock market in general, oil and gas prices, media news, OPEC announcements, and suitable and continued availability of acquisitions for the Company. We believe an equity purchase arrangement for acquiring producing oil and gas interests and development activities would provide for increased cash flow and conversion of debt. There is no assurance or guarantee that the Company will be able to attract and consummate debt or equity funding for the development of its phase one plans, or that if it obtained such debt or equity funds that its expectations would ultimately result in positive cash flow operations and increased equity to the Company.

     Successful negotiations for acquisitions, confidentiality, timing and the Company's financial capabilities will play a significant role in any success of both current and future operations for the Company activities, including existing subsidiary and planned subsidiary operations.

     From time to time Management will examine oil and gas operations in other geographical areas for potential acquisition and joint venture development.

Products and Services
---------------------

     Producers Supply, Inc. owns and maintains a 5,000 square foot building which serves as the Company's regional office. Adjacent facilities house the Company's inventory of oil and gas field equipment, parts, and supplies.
Producers Supply provides oil and gas well services to customers, and sells supplies such as rods and tubing for wells and pumping units. From inventory on hand it can replace specialized parts and equipment as required, or provide for the ordering of such required parts as may be needed for workovers, repairs, and general maintenance. It can additionally provide truck swabbing unit and pulling unit from its inventory to pull oil from wells, repair, rebuild and replace pumps, or sell new pumps and other equipment for jobs where and when required.

     Producers Supply is a co-distributor for the Moyno Pump system. This system is built to better withstand processing of fluids having a higher sand content. Inventory items held by Producers Supply, Inc. for sale to its customers include but are not limited to pumps, parts, supplies, rods, tubing, truck swabbing unit, and pulling unit. The Company has no other inventory.

     Services supplied by Producers Supply, Inc., available for a fee to its customers include but are not limited to: drilling and implementation programs; sub-contract and crewing; completions and remedial work; design and engineering reports; surveys and mapping; consulting on leases; pipe line title evaluation; maintenance and support.

Competition
-----------

     The oil and gas industry is highly competitive. As a new independent producer entering the oil and gas business, the Company will not initially own and may never own any refining or retail outlets and may have little control over the price it will receive for planned crude oil production. Higher costs, fees and taxes assessed at the producer level may become prevalent and will not necessarily be able to be passed on to the Company's customers. Although management has established relationships in its proposed acquisition activities, significant competition by individual producers and operators or major oil company's exist. Integrated and independent companies and individual producers and operators are active bidders for desirable oil and gas properties. Many of these competitors have greater financial resources than the Company has now or will have in the near future.

     The market for the products and services the Company's subsidiary operation, Producers Supply (PSI) offers is competitive and requires substantial resources and skilled and experienced personnel. The Company believes that the principal competitive factors in this market for PSI include the ability to deliver quality products and services in a timely manner at a fair price. On the basis of these factors, the Company believes PSI can compete favorably. PSI competes with other independent contractors and equipment resellers in markets in which it operates, several of which are larger companies and some of which have greater financial, technical, and marketing resources. Any organization that has adequate financial resources and access to technical expertise may become a competitor. Competition in Producers Supply's area of business is directly related to the price of oil and gas. Economic, political and environmental forces also play a role in the degree of competition its business faces.

Sales and Marketability
-----------------------

     The marketability of the Company's crude oil has not posed a problem for the Company. Crude oil can be easily sold, wherever it is produced in the states the Company operates in, subject to the transportation costs. The crude oil produced by the Company is transported by truck and in the future may be transported by pipeline. The Company does not yet produce natural gas. The Company is presently pursuing potential acquisitions for natural gas production and in some of the areas there are gas gathering systems and pipelines available.

     The Company will evaluate strategies to improve upon performance in year 2001. The Company plans presently are to further build its Producers Supply clientele base by attempting to structure development projects in the southern Arkansas core area of operation. The Company will require significant capital infusion and success in marketing certain available project interests. The Company may need a line of credit sufficient for development and to provide needed staffing and marketing necessary to implement potential growth of its operation (see earlier "business discussions" and "future plans" segment).

Business Risks
--------------

Production Risks
----------------

     All of the Company's proposed oil and gas activities would be subject to the risks normally incident to the exploration for, and development and production of, natural gas and crude oil. These include, but are not limited to, blowouts, cratering and fires, each of which could result in damage to life and property. In accordance with customary industry practices, the Company plans to maintain future insurance for its proposed operations against some, but not all, of the risks. Losses and liabilities arising from such events could reduce revenues and increase costs to the Company to the extent not covered by insurance.

Development Stage Company and New Business Activities
-----------------------------------------------------

     Due to the Company's limited operating history, it is a development stage company and it will be difficult to predict accurately the future revenues. This may result in one or more future quarters where the Company's financial results may fall below the expectation of management and investors. However firmly management may believe in its prospects, the Company could fail. Operating results may vary, depending upon a number of factors, many of which are outside the Company's control. Material factors expected to impact the Company's operating results include, decline and stabilization of oil and gas prices at an unprofitable level, increased operating expenses related to general overhead, legal costs associated with registration of options and other filing requirements, expansion activities, interest expenses for borrowings and possible hiring of additional full time employees. Every investor should evaluate the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in the oil and gas industry. The past performance of Energy Producers, Inc. cannot be used to predict the future performance of the Company.

Operating Losses
----------------

     The Company expects to incur increased operating expenses during the next year. The amount of net losses and the time required for the Company to reach and sustain profitability are uncertain. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, and delays frequently encountered in connection with a new business, including, but not limited to uncertainty as to development and acquisitions and the time required for the Company's planned production to become available in the marketplace. There can be no assurance that the Company will ever generate product revenue or achieve profitability at all or on any substantial basis.

Requirement for Additional Capital
----------------------------------

     The Company believes that additional debt or equity financing will be necessary to develop its planned activities through the next twelve to twenty four months. However, no assurance can be given that all or a significant portion of any debt or equity financing will be arranged, consummated, and sold or that any changes in the Company's operations and expansion plans would not consume available resources more rapidly than anticipated. The Company will need substantial funding to support the long term expansion, development, and marketing of its business and subsidiary operations (see "future plans").

     To the extent that the Company's capital resources, including the proceeds of any offering, are insufficient to meet current or planned requirements, the Company will continue to seek additional funds through equity or debt financing, collaborative, or other arrangements with corporate partners, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no effective or approved current arrangement with respect to such additional financing that is either secured or finalized at this time. Even though the Company has existing prospects for general or project financing, the outcome may change, be delayed, or may not be conclusive, therefore financing is not assured or guaranteed. Financing to be potentially obtained from prospects is not assured or guaranteed until actually consummated and financing actually provided. The Company at this date does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

Need for Expansion
------------------

     The Company expects expansion will be required to address potential growth. This need for expansion will continue to place a significant strain on the management and financial resources of the Company. Failure to manage growth could disrupt the operations and ultimately prevent the Company from generating expected revenues. The Company's business strategy includes entering into business partnerships and may include acquiring complementary businesses, such as, existing production or products such as technology and acquisitions related to oil and gas or other resources, oil and gas field operations, and engineering. Other areas of future operations may include real estate, land and commercial development, bio solid waste treatment, technology and facilities, and fuel cell technology. The Company may be unable to complete suitable business partnerships and acquisitions on commercially reasonable terms, if at all. Competition could impair the Company's ability to successfully pursue these aspects of this business strategy.

     Business partnerships or acquisitions could disrupt ongoing business, distract management and employees and increase expenses. If the Company makes an acquisition, it could face difficulties assimilating that company's personnel and operations. Key personnel of the acquired company may decide not to work for the Company. Acquisition of additional services or technologies also involves risk of incompatibility and lack of integration into existing operations. If the Company finances the acquisitions by issuing equity securities, this could dilute existing stockholders positions. Additionally, funding instruments may have rights, preferences or privileges senior to those of the Company's stockholders.

No Financial Data
-----------------

     As a result of its limited operating history, the Company does not have historical financial data upon which to forecast revenues and results of operation. The actual effect of these factors on the price of stock will be difficult to assess. Results of operation may fall well below the expectations of securities analysts and investors, and the trading price of common stock may drop.

Lack of Experience
------------------

     Almost all of the Management team joined Energy Producers, Inc. in 1999. Most of the Company's Management is only part time and lack experience in the oil and gas industry. Many of these individuals have not previously worked together. If senior executives and managers are unable to work effectively as a team, business operations could be considerably disrupted.

Insurance
---------

     The Company intends to maintain insurance coverage that it believes is customary in the industry. It is not aware of any environmental claims as of March 31, 2000, which would have a material impact upon the Company's present or proposed financial position.

Estimating Inaccuracies
-----------------------

     There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of crude oil, condensate and natural gas liquids that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the amount and quality of data and of engineering and geological interpretation. Estimates of different engineers vary. Results of drilling, testing and production after the date of an estimate may justify revision of such estimate. Reserve estimates are often different from the quantities ultimately recovered including the continual possibility of failure to find oil or gas and the drilling of a dry hole, and concentrations of oil in unexpected differing amounts on certain holes or targets drilled.

Declining Reserves
------------------

     Volumes of proposed oil and gas acquisitions by the Company will decline as reserves are depleted. Reserve volumes generated from future activities of the Company are highly dependent upon the level of success in acquiring or finding additional reserves.

Key Officers Services Provided By Outside Consulting Firms
----------------------------------------------------------

     Individual outside consulting firms owned by three of our key officers manage the business of the Company. The loss of the services of any key individual could be detrimental to the development of the Company's business and could adversely affect the conduct of the Company's business. The Company may hire future employees not provided through outside consulting firms, and depend on their services, the loss of which may be detrimental to the development of the company's business and could adversely affect the conduct of our business. While it intends to do so, the Company has not yet applied for key-man life insurance and the Company has not obtained insurance covering the possibility that any of its key officers and management personnel might become disabled or otherwise unable to render services to the Company. The success of the Company is also dependent upon its ability to attract, contract with and retain highly qualified technical, managerial and marketing personnel. The Company faces competition for such personnel from other companies, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to recruit and retain such personnel.

Regulation
----------

     The Company will be subject to regulation by numerous governmental authorities. The Company and its proposed operations are subject to federal, state and local laws, regulations and ordinances relating to the production and sale of oil and gas. Some of the laws that the Company is subject to include the Clean Air Act, the Clean Water Act, and Endangered Species Act. Other laws and regulations include laws governing allowable rates of production, well spacing, air emissions, water discharges, marketing, pricing, taxes, land use restrictions and other laws relating to the petroleum industry. For example, coal bed methane wells are being highly regulated for disposing produced fresh water on the surface. The EPA is requiring that the fresh water meet more stringent standards than before, and can require the water be injected underground making drilling these wells potentially uneconomical. As another example, Governmental regulation may delay drilling in areas that have endangered species. Therefore, if the Company were to undertake a drilling program in such an area by a proposed development project in the future, no assurance could be given that such delays would not become more expensive. Regulations may have a negative financial impact on us depending on the compliance costs.

     Any failure to obtain, or delays in obtaining regulatory approvals by the Company and or its operators could delay or adversely affect the Company's ability to generate revenues. These laws and regulations could impose substantial liabilities for the Company if it fails to comply. Further, there can be no assurance that the Company through its contract operators will be able to obtain necessary regulatory approvals if these are necessary for any if its future activities including those which may become proposed for the further development of oil and gas. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company.

     Environmental regulations and taxes imposed by state governments in a jurisdiction wherein oil and gas properties are located impose a burden on the cost of production. Of the gross production revenues, severance and ad valorem taxes in Texas amount to approximately 5%, in Arkansas they amount to approximately 4%.

     Environmental requirements do have a substantial impact upon the energy industry. Generally, these requirements do not appear to affect the proposed Company operations any differently, or to any greater or lesser extent, than other companies in the domestic industry as a whole. The Company will establish policies and procedures for compliance with environmental laws and regulations affecting its proposed operations. The Company believes that compliance with environmental laws and regulations will not have a material adverse effect on the Company's operations or financial condition. There can be no assurances, however, that changes in or additions to laws or regulations regarding the protection of the environment will not have such an impact in the future.

     At this  time no  additional  approvals  are  necessary  and,  to the  best
knowledge  of  the  officers,   we  have  complied  with  all  laws,  rules  and
regulations.

Officers and Directors Own 77.16% Majority of Shares
----------------------------------------------------

     The executive officers and directors of the Company currently own approximately 77.16% of the outstanding Common Stock representing a majority. Accordingly, such persons will effectively control the Board of Directors of the Company and will direct the affairs of the Company.

Dividends
---------

     No assurances can be given that the proposed operations of the Company will be profitable. The Company has not paid and does not currently intend to pay dividends.

Penny Stock as a Risk; Definition and Rule Reference
----------------------------------------------------

     The Securities and Exchange Commission has adopted Rule 15g-9, (and you should please also refer to additional information provided under Rule 3a51-1 of General Rules and Regulations, Promulgated under the Securities and Exchange Act of 1934), which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting for the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

Employees
---------

     The Company presently does not retain any employees. Individual consulting firms owned by three key officers manage the day-to-day operations of our Company full time. The Company is not in the position to afford to make salary payments. Three other directors, two of which are officers of the Company, assist us and are available as required for no charge. The third is an executive officer supervising our subsidiary operations in Arkansas on a contract basis. We also have three advisors; one assists the executive officers on a contract basis; the other two advisors assist us with project evaluations. The Company intends to hire several full time employees if we receive funds which include; chief communications officer; investor relations; vice president; operations officer; financial officer; oil and gas operator pumper supervisor.

     Future performance will be substantially dependent on the continued services of management at no cost and the ability to retain and motivate them. The loss of the services of any officers or senior managers could affect activities of our business and its operations until additional personnel can be retained and trained to perform some of the management tasks. At the present time the Company does not have long term employment agreements with any key personnel and does not maintain any life insurance policies.

Item 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, AND PLAN OF OPERATION

SUMMARY RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Many of the risks and uncertainties that could cause actual results to differ materially from those anticipated are beyond the ability of the Company to control or predict. Those risks and uncertainties include but are not limited to: The risk of significant natural disaster, the inability of the Company to insure against certain risks, fluctuations in commodity prices, the limitations in the ability to estimate oil and gas reserves, changing government regulations, as well as general market conditions, competition and pricing.

     To date, the Company does not have any current significant income from its subsidiary oil field inventory and supply operations, Producers Supply, Inc. The Company, on September 29, 2000 effective for the period commencing October 1, 2000 entered commercial operations for the oil production and development business. The Company is currently focused on making presentations to asset-based lenders and other financial institutions for the purpose of acquiring additional existing oil and gas properties with revenues. Review and discussions are ongoing regarding: a 56 oil and gas well operation with producing revenues in the east Texas area; a company operating 55 gas wells, 4 oil wells, and approximately 90 miles of gas gathering systems and operations producing, with revenue in Texas, Oklahoma, and Kansas; and other similar projects. If successful in its efforts the Company believes it will increase its revenue stream attributable to oil and bring in gas production revenue in year 2002. If not successful the Company may lose the opportunity to make or conclude these or other potential acquisitions, which would delay or require substantially altering its current plan for growth.

     One of the ways plans for growth could be altered if current acquisitions now available become unavailable:

     The Company would need to identify, locate, or address replacing current potential acquisitions with new prospect acquisitions or initiate other existing available projects that may have been planned for later stages of growth and the Company may therefore not be ready to activate. This can place a strain on the Company. New acquisitions take time to review, analyze, inspect and negotiate. The time taken in the review activities is an unknown factor, including the business structuring of the project and due diligence for an acquisition. On average the Company has experienced to date review time ranging minimally from one to three months to six months to one year. Review time can encompass many factors. For example, checking condition of equipment, obtaining reserve reports, reviewing historical information and studies, visiting locations, checking for complimentary managements, etc. Although the Company to date has had a reasonable amount of good prospective acquisitions, it has closed on minimal transactions due to timing and abilities of financing during early or later stages of its review. Expenses mount during a review process and often involve travel. The Company must be able to fund a potential acquisition when ready. Restriction on funds can include having impact of increased acquisition costs as the Company in its early stages of growth does not yet have the capacity to cash bargain on the spot, and negotiate for discounts.

GENERAL

     Energy  Producers,   Inc.  derives  its  revenues  from  its  wholly  owned
subsidiary Producers Supply, Inc., and its own operational activities. These activities include sales of oil and gas field inventory equipment, service, and supply items primarily in the southern Arkansas area. Additional revenues effective for the period ended December 31, 2000 have been derived from the acquisition of the producing oil wells with revenues in Olney, Young County, Texas. Other miscellaneous income is attributable to short term sale of an asset. The Company is focused on evaluation of the market potential for further development of its subsidiary operations and revenues in fiscal 2001, and other potential proved producing oil and gas properties available to the Company for acquisition

     The Company expects to incur increased operating expenses during the next year from commencing activities related to its oil and gas acquisition and development program. The amount of net losses and the time required for the Company to reach and maintain profitability are uncertain at this time. There is likelihood that the company will encounter difficulties and delays frequently encountered in connection with a new business, including, but not limited to uncertainty as to development and the time required for the Company's plans to be fully implemented, governmental regulatory responses to the Company's plans as well as fluctuating markets and corresponding fluctuations in the prices of oil and gas. There can be no assurance that the Company will ever generate significant oil and gas revenues or achieve profitability at all or on any substantial basis.

     The Company will need substantial funds to support its long term oil and gas acquisition and development activities, development and expansion of its existing supply house subsidiary operations, and fund general corporate overhead and marketing programs. The Company has no established bank financing arrangement and no assurance that any such bank financing arrangement will ever be established. The Company believes it has adequate funds on hand to meet the operational requirements for its established operations on a minimal basis at least for the next six to eighteen months, provided no unexpected costs arise. However, such funds were derived from loans made to the Company from a firm and various individuals, including a loan from Francis M. Kronenberg, in which 1750 shares of Caliper Technology Corporation stock was received in lieu of cash (see note 3 to the financial statements for further details). There can be no assurance that funds on hand will be adequate absent substantial additional funding. Further, there can be no assurance that this individual, or other individuals or concerns, will be willing to extend any further loans to the Company.

     To the extent that the Company's capital resources, are insufficient to meet current or planned operating requirements, the Company will seek additional funds through debt financing, collaborative or other arrangements with corporate partners, joint ventures, which any one or all may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements other than contained within this report with respect to such additional financing.

     No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that the Company would otherwise seek to acquire, develop and commercialize. This would have a material adverse effect on the Company in that it could result in the loss of certain, or all, of the Company's current or planned oil and gas leases, properties, and prospects for oil and gas acquisitions, development, and business activities.

RESULTS OF OPERATION - 2000 compared to 1999

     Energy Producers, Inc. net profit was $44,817 for the year ended December 31, 2000 compared to net loss of $(330,323) for the twelve-month period ended December 31, 1999. Revenues increased in the fourth quarter of 2000 with the sales for oil from producing oil wells acquired in late September 2000. Oil sales accounted for 85% of the years gross revenues. General and administrative expenses decreased in 2000 by 54% from 1999's figures, which included all organization and start-up costs. There was no interest accrued or paid on outstanding notes in 1999. Additional debt financing was incurred in 2000 and resulted in payment of $43,992 interest in 2000. There was no accrued interest outstanding at December 31, 2000. Acquisition of an asset of publicly traded equity securities (see note 3 to financial statements) at December 31, 1999 and subsequent sale of those securities produced $81,461 of non-operating income in 2000. In the twelve months ended December 31, 2000, the Company has spent $1,385,385 towards its initial oil and gas property acquisitions including evaluation, development and preparing for its future phase in plans.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow provided by operating  activities  was $22,050 for the year ended
December 31, 2000, as compared to ($380,296) in cash flow used by operating activities for the twelve-month period ended December 31, 1999.

     The increase in cash from operating activities was primarily due to commencement of oil and gas operations and an increase in non-operating income. At the same time we had a substantial increase in accounts payable.

     Cash flow from investing activities was a negative $61,127 for the year ended December 31, 2000, compared to $142,188 for the twelve-month period ended December 31, 1999. Cash flow from financing activities was $56,668 for the year ended December 31, 2000, compared to $552,503 for the twelve-month period ended December 31, 1999. This was due to increases in short term debt.

     Outstanding Capital Commitments For 2001 include:

     a.) Note to Colleen K. Sparks                              $  50,000
         (Paid in full March 31, 2001 through
          additional borrowing and renegotiation of the Royal Crest LLC note)

     b.) Baseline Capital, Inc.                                 $ 979,817

          (See note 4 to the financial statements. A default, if any, could threaten or result in potential loss of certain oil properties. See "Material Contracts" Baseline Capital agreement and option agreements).

     c.) CitiCapital                                            $  18,509

     A default, if any, could result in repossession of a copier.

     d.) J.C. Wilson Pipe and Supply, Inc.                      $ 245,000

          The Company is in discussion with J.C. Wilson, to develop a workable payout arrangement, to be paid from anticipated interest in a potential private placement or equity funding arrangement.

          (If a default occurred, subsidiary assets would be sold whose value is in excess of the obligation).

     e.) Royal Crest LLC.                                       $ 270,185
         (See note 17 to financial statements)

     The Company must generally undertake certain and ongoing expenditures in connection with preservation of its property interest, to maintain its oil and gas development rights, and develop its business prospects, acquisition and interests in accordance with its plan. Management projects that such cost for minimal maintenance, including initiating a beginning development of its plans will approximate $500,000 to $1,950,000 during fiscal 2001. Costs related to the oil and gas business, such as workovers and repairs for wells, increases and declines in oil and gas prices, availability of rigs and pulling units, can be unexpected and unforeseen. The Company may reduce or increase its requirement as circumstances dictate. The Company will require significant additional funds in order to complete and more fully develop its initial acquisition plans at present, which are estimated to be $5,000,000 during fiscal 2001. The Company however may elect to revise these plans and its requirement for additional funds depending on factors, which include oil and gas prices, the markets as a whole, the availability and interest from any potential sources of capital, acquisition timing abilities, and status of availability of any of its proposed acquisitions and interests. On going expansion of proposed operational plans for oil and gas business activities and acquisitions, if the Company more fully develops its first stages, will require substantial additional funding to develop and replace declining reserves, and build and expand for potential growth.

     The Company cannot predict how the oil and gas industry and its collective markets and pricing as a whole will vary during 2001 and what effect they will ultimately have on the Company. Management is of the opinion that the Company will be able to generate sufficient cash from operations and future financing, to service its short term debts, provide for maintaining its current operational status, and to continue work in progress, to further its entry into the oil and gas production business segments.

Oil and Gas Properties
----------------------

     The Company is the primary owner of majority interests in oil producing properties comprised of leases and includes oil wells, equipment located in Young County, Olney Texas. The Company operates these properties by a month-to-month contract with Rogers Drilling Company whom is located in the area. The Company currently sells its oil production by a Division Order with Conoco Oil. The standardized measure of discounted future net cash flows for all the Company's properties as of December 31, 2000 is $2,000,485.

Income Taxes
------------

     At December 31, 2000, the Company has a federal operating loss carryforward of $771,722 for financial accounting and federal income tax purposes.
Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law. The net operating losses will expire commencing in the year 2010.

Item 3 Description of Property
------------------------------

     The Company owns a majority working and net revenue interest in oil and gas properties, which includes six leases, equipment, oil wells and salt water disposal wells (swd) set up for production of these interests in proved developed producing oil reserves, with revenues. There is gas present in the leases but uneconomical to produce in the area according to the Company's operators and engineering firm. The current operating leases, wells and equipment are located in Olney, Young County, Texas and currently account for our income from oil production. The Company is currently not set up for or engaged in the production and sale of natural gas, as there is no pipeline or facility. The producing wells and two disposal wells are listed below along with the working and net revenue interests that the Company owns in each of the properties. The following table details the interests of the Company.

Well Names                                                    Working Interest                   Net Revenue Interest
----------                                                    ----------------                   --------------------
Wiechman  #1 (Deep)                                           87.5%                                       70.00000%
Wiechman  #2 (Shallow)                                        87.5%                                       70.00000%
Wiechman  #4 (Shallow)                                        87.5%                                       70.00000%
Wiechman  #5 (Shallow)                                        87.5%                                       70.00000%
Wiechman  #8 (Shallow)                                        87.5%                                       70.00000%
Wiechman  #10(Shallow)                                        87.5%                                       70.00000%
Griffin   #1                                                  87.5%                                       68.35938%
Griffin   #2 Salt Water Disposal Well(SWD)                    87.5%                                       68.35938%
Wiechman  B #1                                                87.5%                                       70.00000%
Wiechman  Salt Water Disposal Well(SWD)                       87.5%                                       70.00000%
McClatchy B                                                   87.5%                                       71.75000%
K-W Unit                                                      87.5%                                       71.75000%


     The Company has recently re-completed the Wiechman #1 Deep well and is reported by our operator to be producing oil in the Caddo Formation and gas, which is being vented off as the Young County oil operations are not set up for gas, and there is no pipeline available in the area rendering any potential gas production uneconomical at the present time (see also footnotes under "Proved Developed and Proved Non Developed Reserves").

     A working interest means the percentage of the operating, drilling, completing and reworking costs that the Company is required to pay. The net revenue interest is the percentage of the revenues that the Company receives from the sale of oil that is produced from the wells.

     The wells were originally set up to produce oil, however there is gas present varying in degree from mostly insignificant to one of the wells which is currently being vented off for gas in amounts described by the operators as approaching commercial production levels. These leases and wells are not set up for gas production and sale.

     The table represented is the Company's current interest in the leases wells and equipment that principally produce our revenues from the production of oil, and is not all inclusive of our interests in the properties. The interests are subject to certain rights and limitations of Baseline Capital, Inc. Baseline Capital, Inc. has (55%) retained back in working interest that can be exchanged all or part by Baseline Capital, Inc. as payment for the exercise of certain options granted to Baseline Capital, Inc. which vest upon payout with expiration three years after the vesting (see "Stock Options").

     The referenced wells listed above are all located in Young County, Texas.

     The Black Family Partnership, Ltd. owns the remaining one eighth (1/8) working interests in the various properties, including the leases, equipment, operated wells, and associated contracts, listed above.

     The Company attempts to maintain all of its operating wells in good working condition. Rogers Drilling Company of Olney Texas is familiar with the oil and gas business in the area. Rogers presently operates the Company's interests in the properties with overseeing production and maintenance activities for its oil wells, equipment and other development activities for the leases.

     The Material terms of the Operating Agreement with the Company include:

     Rogers Drilling Company (Rogers) is an independent contractor and operates the subject properties on a contract basis for a monthly overhead fee of $700.00. All other charges whether by Rogers, an affiliate of Rogers or third parties will be the responsibility of the working interest owners of the properties. Either party may elect to cancel the agreement upon 30 day written notice to the other party.

     Rogers furnishes the monthly Lease Operation Expense and various activity reports to Baseline Capital, Inc. (Baseline) acting in capacities as Manager and Consultant through its principal Karl Reiter. Both Rogers Drilling and Baseline coordinates with Company Management for oversight and decision making on important items related to the oil production activities. Baseline administrates the Company's lock box account at First American Bank in Midland Texas and receives the monthly run checks from Conoco, Inc. The run checks to the Company represent monthly payments due for the production of oil Conoco has received. Baseline administrates monthly activities including the Company's lock box for oil production income, issuing the monthly note payment due to Baseline Capital, Inc., after payment of management, consulting, and lease-operating expenses (LOE's), collecting and compiling Joint Interest Billing (JIB) Statements and certain reports and financial statements related to production income and expenses for monthly delivery to Company's accounting for compilation.

     The operated wells listed above are secured and encumbered by notes to Baseline Capital, Inc., First American Bank that is internal to Baseline
Capital, Inc. and its security interest, and Royal Crest, LLC. Mr. David J. Kronenberg a Director, and assistant secretary of the Company, is related to Royal Crest LLC, as a beneficial owner, and shareholder indirectly through DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

     The Company paid cash for the interests in the properties, leases, equipment, wells, etc., borrowing $1,050,000 from Baseline Capital, Inc. Monthly payments payable to Baseline are the greater of eighty percent (80%) of the net production proceeds (from the acquired wells) or $25,000 beginning December 1, 2000 and continuing until paid in full. The note matures September 30, 2005 or sooner depending on the amount of each monthly payment made in excess of $25,000. The Baseline Capital, Inc. note agreement contains provisions for an "Option Agreement" and in conjunction with the Baseline agreements the Company provided additionally for other various Baseline covered "Option Agreements". (see discussion and tables listed throughout this document, and under "Description of Securities" titled "Stock Options" and "Stock Option Grants".)

     General Terms for the Royal Crest, LLC note: effective for the period commencing March 31, 2001; Principle amount, $342,500, secured by a deed of trust on the Young County Properties, with interest rate of 20%, payable interest only beginning April 30, 2001 and continuing, all due and payable January 31, 2003. (See also section on "Liquidity and Capital Resources", "Certain Relationships and Related Transactions" and note 17 to the financial statements)

     The Company owns a minority interest in an unproved 257 acres of leases for development, including associated interests in all equipment and fixtures located on or used in connection with the leases on a well-to-well basis. The two leases are both located in Runnels County, Texas. The leases are believed to contain reserves of oil and gas. The Company, at its election, will attempt to sell its interest to partners or develop them.

Continued Description of Properties
-----------------------------------

     The Company's wholly owned subsidiary Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the oil field inventory, sales support and regional offices for the Company. Producers Supply, Inc. is located at 124 South First Street, Stephens, Arkansas 71764, and its telephone number is (870) 786-5424.

     During July 1999, Mr. Larry Lough, ASA, ISA, President of Appraisal Systems, Inc., was retained to perform an appraisal on the equipment and inventory located on the premises of Producers Supply.

     The primary purpose of the appraisal was to determine a market value of the property belonging to Producers Supply. The market value concept may be described as the likely price within a price range that a seller of such property might receive or the likely price within a price range that a buyer might pay. Estimating the cost to replace the property and then accounting for any observed deterioration, functional or economic obsolescence, might further determine this value or price.

     Mr. Lough's detailed appraisal report dated July 16, 1999 indicated a market value of the inventory held by Producers Supply of $941,000.

     During July, 1999, Mr. George P. Betts, MBA, GRI, Certified General Appraiser, CG-0561, Betts Enterprises, was retained to perform an appraisal of the land and building of the subject property commonly known as Producers Supply, Inc., a commercial business in Stephen, Ouachita County, Arkansas. The present utility of the property reported is a petrochemical industry parts and supply operation located at 124 South First Street in Stephens. Producers Supply, Inc. is a wholly owned subsidiary of Energy Producers, Inc. (the "Company")

     The aggregate property considered within the appraisal is approximately .36 acres. The retail space, warehouse, offices and baths within the appraisal is approximately 5,000 square feet.

     The property, which is the subject of the appraisal, is commercial in nature. The contiguous property is comprised of commercial utilities and public use areas. Other surrounding property would support the subject property in utility completely in its present form. No adverse utilities are in place presently that would have a negative effect on the subject property.

     The purpose of the appraisal is to estimate the market value of the property as of July 12, 1999. In estimating the value it has been necessary to make a careful physical inspection, examination, study and analysis of the property.


Cost Approach                                                 $34,000
Income Approach                                               $25,500
Market Data Approach                                          $21,500


Exploration and Production
--------------------------

     The Company has participated in the attempted completion of one development well in May/June of 2000. The one well was a dry hole. The well was located in Runnels County, Texas and the Company owned a 29.3333335% working interest in the well.

     In the next year the Company may participate in the drilling of a well or wells if it is able to successfully acquire attractive oil and gas leases with substantially proven undeveloped reserves, a preferred majority working interest available, and can obtain or provide financing or market an interest on terms acceptable to the Company.

Proved Developed and Proved Undeveloped Reserves
------------------------------------------------

     The following table sets forth the estimated total proved developed producing, total proved developed non-producing and proved undeveloped oil and gas reserves, net to the Company's interest which includes certain rights for a fifty five percent (55%) back-in of working interest to be retained after payout of the loan to Baseline Capital, Inc. Upon payout of the loan in full, the (55%) retained back-in working interest can be exchanged all or part by Baseline Capital, Inc. as payment for and in behalf of the exercise of certain options granted which vest upon payout with expiration period for the options occurring three years after the payout established as the date of vesting (see Material Contracts "Baseline Capital, Inc." "Note Agreement", filed under Exhibit 10of this document, and Baseline Capital, Inc. "Stock Options" also filed under
Exhibit  10).  Therefore  this  report  should be read in  conjunction  with the
Baseline Capital, Inc. Agreements (see "Note One" below and "Material Contracts", Baseline Capital, Inc. Note Agreement, Promissory Note Agreement and other Agreements including Option Agreements, filed under Exhibit 10 of this document, dated September 29, 2000) of oil (primarily) and gas properties effective October 1, 2000. The reserve information is based on excerpts of the independent report prepared by Russell K. Hall Texas P.E. no. 69926, and all engineering estimates were prepared in accordance with SEC base pricing policy. The report is effective May 1, 2001. The reserve information presented is for six leases (ten oil wells plus two disposal wells) and evaluates the interest owned by the Company. Under the base SEC pricing policy, the oil price remains flat at $24.00 per barrel. For each lease, oil and gas prices were compared to Scurlock Permian's West Texas Intermediate posted price and El Paso's Waha spot gas index price. Differences between historical prices and these reference prices were used to adjust for transportation, bonus, and gravity adjustment for oil and BTU content for gas on a property-by-property basis.

Note One: The following table should be read in conjunction with the September 29, 2000 Baseline Capital, Inc. note agreement, and stock option agreements (See Material Contracts, Baseline Capital, Inc. agreements, including various Baseline Option Agreements, listed under Exhibit 10).

                                    Proved           Proved
                                    Developed        Developed         Proved           Total
                                    Producing        Non-Producing     Undeveloped      Proved
                                    ---------        -------------     -----------      ------
Reserves (Net)
         Oil (bbl)                     76,104(a)        51,743(a)        108,136           235,983
         Gas (Mcf)                          0                0                 0                 0
Revenue ($)                         2,024,368        1,376,362         2,876,420         6,277,151
Expenses ($)                          588,254          173,309           388,718         1,150,281
Investments ($)                             0           40,000           470,000           510,000
Future Net Income ($)
         Undiscounted               1,436,114        1,163,053         2,017,703         4,616,871
         Discounted @ 10%           1,040,084          748,700           970,963         2,759,747


(a) The Company has recently re-completed the Wiechman #1 Deep well and is reported by our operator to be producing oil in the Caddo Formation (and gas, which is being vented off due to the Company not being set up for gas production). This re-completion estimated by engineering includes potential for reassignment of a majority of the proved developed non-producing oil listed in the table to proved developed producing category. This depends on continued performance and tracking of this well. Our next reserve and engineering report is to be scheduled in late September.

     Based on the table presented above and according to the report effective May 1,2001 lease-operating expenses (LOE's) are the average of actual expenses Costs effective May 1, 2001 average $430.00 per month per well. Lifting costs, taxes plus LOE's, consume 17 percent of the first year proved developed producing (PDP) oil and gas sales. This equates to total first year lifting costs of $4.52 per barrel.

     Analyzing current test data, extrapolating historical production data, and comparing field data with the production history of similar wells in the area the Company determined the oil reserves assigned to the properties. The current volatility of oil prices provides an element of uncertainty to the estimates. If prices should vary significantly from those projected in the report information, the resulting values would change substantially. The reserve estimates contained in the engineering report are based on accepted engineering and evaluation principles. The present value of estimated future net revenues, discounted at 10%, does not necessarily represent an estimate of a fair market value for the evaluated properties.

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the report are based on various assumptions relating to rates of future production, timing and amount of development expenditures, and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. Such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices, and other factors.

     From previous years and increased significantly during the last 12 months. There can be no assurance that oil prices will decline or increase in the future. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil as a source of energy as compared with natural gas, coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company.

Wells and Acreage
-----------------

     In the oil and gas industry and as used here, the word "gross" well or "acre" is a well or acre in which a working interest is owned; the number of gross wells is the total number of wells in which a working interest is owned. A "net" well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres.

     Set fourth below is information respecting the developed and undeveloped acreage owned by the Company in Young County Texas as of December 31, 2000.

Developed         Acreage                   Undeveloped       Acreage
Gross             Net                       Gross             Net
-----             ---                       -----             ---
192.5             154                       70                56


Production and Sale of Oil
--------------------------

     The following table summarizes certain information relating to the Company's net oil produced from the Company's properties, after royalties, during the period commencing with the Company's effective date for revenues for the three months commencing on October 1, 2000 and ending December 31, 2000, and additionally for the six month period commencing on October 1, 2000 and ending March 31, 2001.

                                                              The three months ending            The six months ending
                                                              December 31, 2000                  March 31, 2001
                                                              -----------------                  --------------
Average net daily production of oil (Bbl)                     49.47                              47.18
Average net daily production of gas (MCF)                       -0-                                -0-
Average sales price of oil ($ per Bbl)                        31.66                              29.96
Average lifting cost ($ per bbl) oil equivalent                2.59                               3.36


     Energy Producers, Inc. is sub-leasing from a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number it (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non-affiliate party's two-year renewable lease provisions. The Company has been extended the same terms as to duration and roll over options at its election and is current in its payments.

Part I, Item 4 Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the Company's $.001 par value common stock as of December 31, 2000 of (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common Stock, (ii) each director and executive officer of the Company beneficially owning common Stock, and (iii) all directors and executive officers as a group.

                                                                                       Amount
                                                                                       and Nature
Title of          Name and Address                          Beneficial                 of
Class             Beneficial Owner                          Owner                      Class
-----             ----------------                          -----                      -----
Common            Jay C. Wilson                               1,845,335 (1)             12.56%
                  124 South First Street
                  Stephens, Arkansas 71764
Common            Larry W. Trapp                              2,620,000 (2)             17.82%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            Mel Herzog                                  1,777,500 (3)             12.90%
                  P.O. Box 15666
                  Scottsdale, Arizona 85267-5666
Common            David J. Kronenberg                         1,540,000 (4)             10.48%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            William A. Sanders                            300,000                 02.04%
                  3202 W. Bell Road Apt#1177
                  Phoenix, Arizona 85053
Common            Melvena Alexander                             790,000 (5)             05.37%
                  6564 Smoke Tree Lane
                  Scottsdale, Arizona 85253
Common            Dennis R Alexander (5)                      1,512,500 (6)             10.29%
                  5423 E. Piping Rock Road
                  Scottsdale, Arizona 85254
Common            Thomas J. Richards                            830,000 (7)             05.64%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            William V. Harlow, Jr.                         10,000                 00.06%
                  119 West 15th Street
                  Amarillo, Texas 79101
Common            All Officers and Directors                 11,225,335                 77.16%
                  as a Group


(1) Jay C. Wilson has voting power for the shares owned by Leanna Wilson his daughter and the owner of 1,755,915 shares. Lenna Jenson is also the daughter of Jay C. Wilson and sister to Leanna Wilson, and holder of 64,695. Juanita Whitt is Manager at Producers Supply, Inc. and owns 24,725 shares.

(2) Includes 1,362,500 shares owned directly by Mr. Trapp. He is the Parent of Michael Trapp, whose 657,500 shares are included in his total. Also included are 600,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Trapp. Not reflected are 62,500 shares gifted to Thomas J. Richards, Advisor (7), and Melvena Alexander, Secretary (5).

(3) Includes 1,787,500 shares owned by the Herzog Revocable Living Trust JT Grantors, and 15,000 shares owned by his wife Charlotte Herzog. Also included are 600,000 shares common restricted stock under presently exercisable options, which may be purchased by the Herzog Revocable Living Trust JT Grantors. Not included in the table are 62,500 shares gifted to Thomas J. Richards, Advisor
(7), and 25,000 shares gifted to Melvena Alexander, Secretary (5).

(4) Includes 1,137,500 owned by the DJ and SM Kronenberg Family Limited Liability Limited Partnership (LLLP) that Mr. Kronenberg is a Limited Partner of with his wife Sheryl M. Kronenberg. Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Kronenberg, and 2,500 shares owned indirectly through Royal Crest, LLC, which is managed by him. Not reflected are 40,000 shares gifted to Ronald and Marie Mencaraelli, sister and brother-in-law; 40,000 gifted to Anthony and Clare Fernandez, sister and brother-in-law; and 20,000 shares gifted to Rita Kronenberg, sister; 62,500 shares gifted to Thomas J. Richards, advisor
(5); and 25,000 shares gifted to Melvena Alexander, Secretary (7).

(5) Includes 190,000 shares owned directly by Mrs. Alexander, and 100,000 shares as the total of all gifts aggregated, as received by her from Mel Herzog (3), Dennis Alexander (6), David Kronenberg (4), and Larry Trapp (2). Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mrs. Alexander. Not reflected in the table are 10,000 shares gifted to Bud Hirk from her original shares.

(6) Includes 412,500 shares owned directly by Mr. Alexander, and 300,000 in the name of his wife, Deborah L. Alexander. There are 50,000 shares in the name of Ashton Alexander and 50,000 shares in the name of Sarah Alexander, his two minor children, and he has voting power over 50,000 in the name of Aaron Alexander, and 50,000 in the name of Julie Alexander-Schumacher, his wife's adult children. Also included are 600,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Alexander. Not reflected are 25,000 shares gifted to Melvena Alexander (5), Secretary, and 62,500 shares to Thomas J. Richards, advisor (5). Dennis Alexander is the son of Melvena Alexander.

(7) Includes 50,000 shares owned directly by Mr. Richards, and 250,000 shares as the total of all gifts aggregated, as equally received by him from Mel Herzog
(3), Dennis Alexander (6), David Kronenberg (4), and Larry Trapp (2). Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Richards.

     The following table sets forth information concerning persons known to us to be control owners of more than 10% of our outstanding common stock as of August 1, 2001.

                                                                                Amount
                                                                                and Nature
Title of          Name and Address                            Beneficial        of
Class             Beneficial Owner                            Owner             Class
-----             ----------------                            -----             -----
Common            Jay C. Wilson                               1,845,335 (a)       12.56%
                  124 South First Street
                  Stephens, Arkansas 71764
Common            Larry W. Trapp                              2,620,000 (b)       17.82%
                  3415 W. Pershing Avenue
                  Phoenix, Arizona 85029-1238
Common            Mel Herzog                                  1,777,500 (c)       12.90%
                  P.O. Box 15666
                  Scottsdale, Arizona 85267-5666
Common            David J. Kronenberg                         1,540,000 (d)       10.48%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            Dennis R Alexander (5)                      1,512,500 (e)       10.27%
                  5423 E. Piping Rock Road
                  Scottsdale, Arizona 85254


(a) See footnote (1) of the immediately preceding table.

(b) See footnote (2) of the immediately preceding table.

(c) See footnote (3) of the immediately preceding table.

(d) See footnote (4) of the immediately preceding table.

(e) See footnote (6) of the immediately preceding table.


Item 5 Directors, Executive Officers, Promoters, and Control Persons.

NAME & AGE                          POSITION
----------                          --------
Mel Herzog, 81                      Chairman, and Chief Executive Officer
Dennis R. Alexander, 47             President, and Director
Patrick B. Hammons, 41              Director
Jay C. Wilson, 72                   Director, and President of Producers Supply Inc.
Larry W. Trapp, 60                  Vice President and Director
David J. Kronenberg, 47             Director, and Assistant Secretary
Melvena Alexander, 66               Secretary and Comptroller
Thomas J. Richards, 55              Advisory Board Member
William V. Harlow Jr., 62           Advisory Board Member
William A. Sanders, 73              Advisor


     Term for Directors: In accordance with Article 9.2 of the Company's Bylaws, the members of the Board of Directors shall hold office until the first annual meeting of Stockholders and until their successors shall have been elected and qualified. At the first annual meeting of Stockholders and at each annual meeting thereafter the Stockholders shall elect Directors to hold office until the next succeeding annual meeting, except in the case of classification of the Directors. Each Director shall hold office for the term for which he is elected until his successor shall have been elected and appointed at the next annual meeting.

Mel Herzog has been Chairman of the Board, Chief Executive Officer, and Director of the Company since May 18, 1999. From September 1998 he was a founder, and from January 19, 1999, through acquisition processes with the Company, served as Chairman and CEO of Energy Producers Group, Inc. Mr. Herzog served as Chairman and CEO of U.S. Power Systems, Inc., a development stage mining, resource and related technology based publicly held company from September 17, 1993 until January 1, 2000 and prior to that period had served as its Vice president for 14 years. Mr. Herzog is a Graduate in Industrial Design from Institute of Design, Chicago, IL, and received a certificate for product development from Illinois Institute of Technology.

Dennis R. Alexander has served the Company as President and Director from May 18, 1999 to the present. In September 1998 he was a founder, and from January 19, 1999 through its acquisition with the Company served as President and Director of Energy Producers Group, Inc. From April 1997 through March 1998, serving as CEO, Director, Consultant of Miner Communications, Inc., a media communications company. From April 26, 1997 through March, 1998 he was a director of Rockline, Inc., a private mining, resource company, and a founder of World Wide Bio Med, Inc., a private health-bio care, start up company. Since March 1996 to the present he has owned Global Media Network USA, Inc., which has included management consulting, advisory services.

Patrick B. Hammons has been a director of the Company since August 20, 2001. From 1998 to the present he has been Managing Partner of Claremont Capital Partners of Mesa, Arizona. From 1985 to present, Mr. Hammons has been President of TFG Advisors, Inc., Mesa, Arizona. Mr. Hammons received an M.S., International Business from St. Mary's College in Moraga, California, a Bachelor of Science in Business Administration/Accounting from Eastern Oregon State University, La Grande, Oregon.

Jay C. Wilson has been a Director of the Company since February, 2000 having served as Treasurer and Director of the Company from May, 1999 until February, 2000. In September 1998 he was a founder, and from January 19, 1999 through the acquisition processes with the Company served as Treasurer and Director of Energy Producers Group, Inc. He has served as President, Manager and Founder of Producers Supply, Inc. (now a subsidiary of the Company) since 1974. His duties for the Company include oversight-monitoring responsibilities for all exploration, drilling, production, acquisition, and engineering activities initially planned for the Company's core operations area. He is the Founder, Chairman and President of Jay C. Wilson Pipe and Supply, Inc.

Larry W. Trapp has been a Vice President and Director of the Company since June 17, 1999 and is additionally serving as Treasurer since August 1, 2000. In September 1998 he was a founder, and from June 17, 1999 through the acquisition processes with the Company, served as Director of Energy Producers Group, Inc. From November 14, 1994 to the current Mr. Trapp has been employed as a reservation sales agent (RSA) at Southwest Airlines. Mr. Trapp earned a BS in Business Administration with emphasis in Finance from Arizona State University.

David J. Kronenberg has served as Director, and Assistant Secretary of the Company since February, 2000 having served additionally as Treasurer from February, 2000 until August, 2000. From September 1998 he was a founder, and from January, 1999 through the acquisition processes with the Company, served as Director and Assistant Secretary of Energy Producers Group, Inc. From 1992 to the present, Mr. Kronenberg has been the founder and President of David J. Kronenberg, CPA, P.C., and most recently Kronenberg Tax and Asset Management, LLC. which provides accounting, tax planning and preparation, and business advisory services to the public. From 1992 until dissolved in January 2000, he was the founder and President of Global Resource Integration, Inc., which during its existence was a holding company that handled investment activity. Mr. Kronenberg has been an established Certified Public Accountant since 1990. Mr. Kronenberg holds a B.A. in Chemistry from California State University. Mr. Kronenberg works part time as needed by the Company, approximately one day per week.

Melvena Alexander has been Secretary and Comptroller of the Company since May 18, 1999. In September 1998 she was a founder, and from January 19, 1999 through the acquisition processes with the Company served as Secretary of Energy Producers Group, Inc. She is founder and President of Melvena Alexander CPA since 1982, which prepares financial statements and tax reports. From October 1998 to the present she has worked in the Department of Patient Finance at Arizona State Hospital as an Accounting Technician 11. She graduated from the Arizona State University with a B.S. in Accounting, has received a CPA Certificate, State of Arizona # 5096E. She is a member of AICPA and the American Society of Women Accountants.

Advisory Board
--------------

William V. Harlow Jr. was appointed April 2, 2001 as a member of the Advisory Board of the Company. He is a certified petroleum geologist and has been President and Chairman of the Board of the Harlow Corporation since its founding in. He is a Certified Petroleum Geologist of American Association of Petroleum Geologists, and a Certified Petroleum Geologist of American Institute of Professional Geologists. Mr. Harlow received a Bachelor of Science in Geology from the University of Oklahoma.

Thomas J. Richards has been a member of the Advisory Board of Energy Producers Inc., since February 4, 2000.In September 1998 he began informally advising Mr. Alexander in areas of research and project review and was introduced to the then Energy Producers Group, Inc., Board of Directors in July 1999. Thereafter, he assisted management in the evaluation of a number of projects and issues and was formally appointed to the Advisory Board of Energy Producers, Inc., in January 2000. Between 1978 and December, 1998, he was self employed rehabilitating residential Real Estate. Mr. Richards holds a BA degree in Economics from Beloit College and for several years taught economics/general business and introduction to data processing at the secondary

William A. Sanders has been an Executive Advisor and Consultant to the Company since May 7, 2000, having served as a Director and Executive Advisor since May 18, 1999. In September 1998 he was a founder, and from January 19, 1999 through the acquisition processes with the Company served as a Director of Energy Producers Group, Inc. Since 1992, . Mr. Sanders is a founder, and a partner in an Arizona water resource development stage project. Mr. Sanders originally founded the Mecca Drilling Co. and Magnum Drilling Co. These companies engaged in buying oil production in Louisiana and Arkansas.

Dennis  R.  Alexander,  our  President  and  Director,  is the  son  of  Melvena
Alexander,   our   Secretary  and   Comptroller.   There  are  no  other  family
relationships.

Part I, Item 6 Executive Compensation

     The following summary Compensation Table sets fourth all cash compensation paid, distributed or accrued for services, rendered in all capacities based on agreements with consulting firms providing for the Company's Management during the fiscal years ended, December 31, 2000 and 1999. The Company presently does not retain any employees and payments are made for services as available. All other tables required to be reported have been omitted, as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below.

                           Summary Compensation Table

                                                          Other            Restricted   Securities   All
Name and                                                  Annual           Stock        Underlying   Other
Principal Position             Year     Salary   Bonus    Compensation     Awards       Options      Compensation
------------------             ----     ------   -----    ------------     ------       -------      ------------
Academy Research (1)           2000     0        0        $ 84,500         0                  0      0

Mel Herzog (CEO) and
Charlotte Herzog TTEE UA
DTD Jan 31, 1994 Herzog
Revocable Living Trust JT
Grantors (1)                   2000     0        0        $      0         0            600,000      0

Academy Research (1)           1999     0        0        $ 39,500         0                  0      0

Dennis R. Alexander (2)        2000     0        0        $      0         0            600,000      0
President

Global Media Network
USA, Inc. (2)                  2000     0        0        $ 92,500         0                  0      0
                               1999     0        0        $ 40,750         0                  0      0

Melvena Alexander (3)
Secretary                      2000     0        0               0         0            500,000      0

Melvena Alexander (3)
CPA                            2000     0        0        $ 46,900         0            500,000      0
                               1999     0        0        $ 23,250         0                  0      0

Larry W. Trapp                 1999     0        0               0         0            600,000      0
Vice President

Thomas J. Richards             2000     0        0               0         0            500,000      0
Advisory Board

D.J. and S.M. Kronenberg
Family LLLP,
Assistant Secretary
Director (2)                   2000     0        0               0         0            500,000      0


(1) Academy Research is owned by and provides the services of Mel Herzog, our Chairman and CEO. Mr. Herzog, our Chairman and CEO and his wife Charlotte Herzog are both Trustors and Trustees of the Mel and Charlotte Herzog TTEE (Trustee) UA ("Uniform Agreement" or "Unitrust Agreement") DTD ("Declaration of Trust Dated") January 31, 1994 Herzog Revocable Living Trust JT Grantors. The beneficiaries of the Trust are Steven Paul Herzog MD, and Michael Alan Herzog (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

(2) Global Media Network USA, Inc. is owned by and provides the services of Dennis R. Alexander, our President (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

(3) Melvena Alexander CPA is owned by and provides the services of Melvena Alexander, our Secretary and Comptroller (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

     The Company has granted stock options to certain officers, consultants, directors, and advisors of the Company to purchase shares of the Company's common stock. The Company granted these stock options to persons for their direct participation acknowledged by performance over the past two years including the start up of operations, the development of the Company and furthering of its current, planned and ongoing developments. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Last Fiscal Year
              To Officers, Consultants, Directors, and Advisors (1)

                                                     Number of                    % of Total
                                                     Securities Underlying        Options Granted      Exercise or Base   Expiration
Name                                                 Options Granted (#)          in Fiscal Year       Price ($/sh)       Date
----                                                 -------------------          --------------       ------------       ----
Mel Herzog (CEO) and Charlotte
Herzog TTEE UA DTD Jan 31,
1994 Herzog Revocable Living
Trust JT Grantors                                    600,000                       9.091%              $0.95              11/30/2007

Dennis R. Alexander, President/Dir                   600,000                       9.091%              $0.95              11/30/2007

Melvena Alexander, Secretary                         500,000                       7.576%              $0.95              11/30/2007

Larry W. Trapp, Vice President/Dir                   600,000                       9.091%              $0.95              11/30/2007

D.J. and S.M. Kronenberg Family
LLLP, Assistant Secretary/Dir (2)                    500,000                       7.576%              $0.95              11/30/2007

Thomas J. Richards, Advisory Board                   500,000                       7.576%              $0.95              11/30/2007


(1) The following are excerpts from certain provisions contained in the option agreements listed above.

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty days (60) following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

     The agreements call for the filing of a registration statement under the Securities Exchange Act of 1934 of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The forms 10SB was filed as required.

     The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table listed above entitled "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

(2) The Option Grant provided for in the table above to Mr. Kronenberg assigned per his directive to D.J. and S.M. Kronenberg Family Limited Liability Limited Partnership (LLLP) was given for long term and continued financial assistance, help, and support for the Company.

Director Compensation
---------------------

     As of February 4, 2000 each member of the Board of Directors, subject to approval of the Chairman and CEO, may be paid $500.00 per formal meeting plus certain expenses for out of State Directors incurred in connection with attendance at Board and Committee meetings. There are no agreements provided to Directors or individual agreements with any Director other than that presented in this paragraph, and the understanding that at minimum a traveling Director will be considered by the Chairman and CEO more favorably for reimbursement of expenses for travel and may, at the election of the Chairman and CEO, be paid $500 for attendance at a formal meeting. This determination by the Chairman and CEO to provide for either reimbursement or compensation for a formal meeting is principally to be based on the finances of the Company available at the time.

Part I, Item 7 Certain Relationships and Related Transactions

     On  August  25,   1999  the   Company   through  a   business   combination
reorganization and reverse acquisition process acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Five shares of the Company's stock was issued in exchange for each one share of Energy Producers Group, Inc.'s common stock. The Company in this process acquired all of the shares representing 100% of Energy Producers Group, Inc., which included 100% ownership held in Producers Supply, Inc. Although Energy Producers Group, Inc. was the legal acquirer; it was dissolved subsequent to the transaction, so
Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. and its wholly owned subsidiary Producers Supply, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc.


Note to JC Wilson Pipe and Supply, Inc.                                         $245,000
Note was issued August 15, 1999 and accrues
interest at the rate of 9.5% per annum, and is due
on or before August 15, 2000 (*As of March 1, 2001
Jay C. Wilson Pipe and Supply, Inc. has granted the
Company a six (6) month extension on the terms
of the note outstanding.)
(See also section on "Liquidity and Capital Resources")


     Jay C. Wilson a director of the Company and President of Producers Supply, Inc. owns J.C. Wilson Pipe and Supply, Inc. His daughters Leanna Wilson and Lenna J. Jensen along with Juanita Whitt current manager Producers Supply, Inc. are the former owners of Producers Supply, Inc. and are shareholders of the Company. Mr. Wilson has voting power over the shares owned by Leanna Wilson, Lenna J. Jensen, and Juanita Whitt.

Note to Royal Crest, LLC                                                        $270,183
issued September 20, 2000 with
interest at 20% per annum. Monthly
payments are interest only with full
payment due on October 1, 2001.
(The note is paid by new loan
Agreement.)


     General Terms for the new Royal Crest, LLC note; effective for the period commencing March 31, 2001; Principle amount, $342,500, secured by a deed of trust on the Young County Properties, with interest rate of 20%, payable interest only beginning April 30, 2001 and continuing, all due and payable January 31, 2003. (See also section on "Liquidity and Capital Resources", "Certain Relationships and Related Transactions" and note 17 to the financial statements, and under Exhibits Item 10, Material Contracts).

     The mother of Mr. Kronenberg owns Royal Crest LLC that he administers. Royal Crest LLC has a security interest for the note in the Young County, Texas properties owned by the Company. Mr. Kronenberg is a Director, and Assistant Secretary of the Company, who is related to Royal Crest LLC, a beneficial owner of the Company, a shareholder, and control person indirectly through DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

     The Company is sub leasing to a David J. Kronenberg, indirectly through Kronenberg Tax and Management LLC, half of the Company's subleased office space on a month-to-month basis. The Company's arrangement for sub leased office space is with a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number is (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non-affiliate party's 2-year renewable lease provisions. The Company has the same terms as to duration and roll over options at its election and is current in its payments at the present time.

     The following note is held and administered by a related party of the Company.

Note to Baseline Capital, Inc.                                                          $  979,817
Note was issued September 29, 2000 and is
a non-interest bearing note.  Minimum monthly
payments of $25,000 or 80% of net production
proceeds from specified properties. (*The note is current)
(See also section on "Liquidity and Capital Resources", "Material Exhibits"
Baseline Capital, Inc. and Option agreements, and other discussion elsewhere contained in this document)


     Baseline Capital, Inc. and Mr. Karl Reiter holds option grants for future exercises (see "Stock Options") and the Young County, Texas oil properties owned by the Company, which are managed by Baseline Capital, Inc. and provide for a consulting agreement with Karl J. Reiter of Baseline Capital, Inc.

Contracts
---------

     The Company has contracts with various  entities (owned by related parties)
to  provide  accounting,   management,  and  other  professional  services.  The
entities, their owners and their amounts paid are as follows:

Entity                                      Related Party              2000           1999
------                                      -------------              ----           ----
Academy Research                            Mel Herzog (1)             $84,500       $39,500
Global Media Network USA, Inc.              Dennis R. Alexander (2)    $92,750       $40,750
Melvena Alexander, CPA                      Melvena Alexander (3)      $46,900       $23,500


(1) Mel Herzog, Chairman and CEO, is a shareholder and officer of the Company

(2) Dennis R. Alexander, President and Director, is a shareholder and officer of the Company

(3) Melvena Alexander, Secretary and Comptroller, is a shareholder and officer of the Company

     The Company issued 10,000 shares of restricted common stock in September 2000 to William V. Harlow Jr. in exchange for a letter of intent to purchase his business (Harlow Corporation). Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (*)The Company issued 105,000 shares of its common restricted stock in January 2001 to the following:

Name                        Date            Share Amt.        Purpose/in consideration of
----                        ----            ----------        ---------------------------
Troy Rogers (1)             9/27/00         10,000            purchase of property
Michael Trapp (2)           9/27/00         15,000            making a 15,000 loan
Thomas J. Richards (3)      9/27/00         30,000            making a 30,000 loan
Scott Gardner (4)           9/27/00         30,000            making a 30,000 loan
Scott Gardner (4)           1/18/01         20,000            making a 20,000 loan


(*)$75,000 of the loan proceeds was used to pay the closing costs on the purchase of the Rogers Property interests. The additional $20,000 was used for working capital.

(1) Troy Rogers of Rogers Drilling Company of Olney, Young County Texas, owned certain properties and a majority of its interests were purchased by the Company September 29, 2000 (see "Description of Properties"). The Company must include and file for a registration of these shares if it has an offering in the future.

(2) Michael Trapp a shareholder of the Company is the son of Larry W. Trapp, a shareholder, Director, and Treasurer of the Company.

(3) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

(4) Scott Gardner is not an affiliate, director, or officer of the Company but was a lender to the Company.

     The Company granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                           Number of                   % of Total
                           Securities Underlying       Options Granted           Exercise or Base   Expiration
Name                       Options Granted (#)         in Fiscal Year            Price ($/sh)       Date
----                       -------------------         --------------            ------------       ----
Bradley T. Ray             500,000                     7.576%                    $0.95              11/30/07


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

     The agreement calls for the filing of a registration statement including the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed in the table above and elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

     For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

     On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agreed to purchase 49% of Energy Producers, Inc.'s common stock for twenty million U.S. dollars worth of natural resource commodity or pulverized fuel ash (PFA), that was to be convertible by Life Energy into cash by sale of the commodity or PFA on a scheduled basis in accordance with its agreement with the Company. PFA is a waste product derived from coal-fired power plant. This Purchase Agreement was not completed.

     One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies, other technical related items, and determinations.

     In October 2000 the Company pursued an Asset Purchase Agreement with Calmon Enterprises, Inc. to acquire Hull Silk Field equipment, technology licenses and related liabilities. The acquisition was never consummated.

Part I, Item 8 Description of Securities

     The Company is currently authorized to issue 200,000,000 shares of common stock, par value per share is $.001, and 50,000,000 of Series A, B, and C Preferred Stock, par value per share is $.001. There are currently 10,996,812 common shares issued and outstanding, and 1,000,000 shares of its Series B Preferred Stock escrowed for issuance pending the conclusion of a certain transaction with Life Energy Technology Holdings, Ltd. of Ireland.

Common Stock
------------

     The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may determine in its sole and absolute discretion. Each stockholder is entitled to one vote for each share of Common Stock held. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. All outstanding shares of common Stock are fully paid and nonassessable.

     The following is taken from Article 3 amended of the Company's  Articles of
Incorporation:

     The maximum number of shares of capital stock that the Corporation is authorized to issue and have outstanding is two hundred fifty million (250,000,000) shares, of which two hundred million (200,000,000) shall be $.001 par value Common Stock and fifty million (50,000,000) shares shall be $.001 par value Preferred Stock.

     The following is a statement of the designations and powers, preferences and rights, and qualifications, limitations and restrictions thereof, with respect to the capital stock of the Corporation:

1. Common Stock. Except as otherwise required by law, the holders of Common Stock shall be entitled to one vote per share on all matters upon which holders of shares of Common Stock shall be entitled to vote.

2. Preferred Stock. The Preferred Stock is classified as Series A, Series Band Series C Preferred Stock. The rights, preferences and voting powers, with restrictions and qualifications of such Preferred Stock are as follows:

     (A)  Series A Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series A Preferred Stock." The number of shares constituting the Series A Preferred Stock shall be twenty million (20,000,000) shares. The Corporation may issue fractional shares of Series A Preferred Stock. Each whole share of Series A
               Preferred  Stock  shall  have a  stated  value  of  five  dollars
               ($5.00).

          (ii) Rank. Series A Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the
               Corporation's Common Stock, and to all classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding which by their terms expressly provide that they are junior to Series A Preferred Stock. All of the foregoing series of securities, other than Series A Preferred Stock, are hereinafter referred to as the "Junior Securities."

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series A Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series A Preferred Stock shall be entitled to one (1) vote for each share of Series A Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series A Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series A Preferred Stock may be converted into one (1) share of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series A Preferred Stock.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of any Junior Securities, including the Common Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to five dollars ($5.00) for each share of Series A Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of the Liquidation Preference is made in full to the holders of the Series A Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series A Preferred Stock so as to be available for such payments, the holders of the Series A Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets of the
                    Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Series A Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series A Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock.

          (vii)Redemption at the Option of the Corporation. At any time, the Corporation may issue a Redemption Notice (as defined below) to redeem all of the outstanding shares of Series A Preferred Stock. The purchase price for such shares of Series A Preferred Stock to be redeemed by the Corporation under this section shall be five dollars ($5.00) per share. To exercise its rights under this section, the Corporation shall provide written notice to the holders of the Series A Preferred Stock (the "Redemption Notice"), which shall contain the number of shares of Series A Preferred Stock to be redeemed and the purchase price per share. No later than five (5) days after delivery of the applicable Redemption Notice, the holders of Series A Preferred Stock shall deliver their share certificates to the principal office of the Corporation, endorsed in blank or with separate stock powers, and, upon receipt of such share certificates, the Corporation shall deliver the full purchase price for such shares in funds that shall be immediately available to the holders via wire transfer or cashier's check, together with certificates for any shares of Series A Preferred Stock that remain outstanding, if any.

     (B)  Series B Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series B Preferred Stock." The number of shares constituting the Series B Preferred Stock shall be twenty million (20,000,000) shares. The Corporation may issue fractional share of Series B Preferred Stock. Each whole share of Series B Preferred Stock shall have a stated value of twenty dollars ($20.00).

          (ii) Rank. Series B Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Corporation's Common Stock and to Series C Preferred Stock, but shall rank junior to Series A Preferred Stock.

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series B Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock Holders of Series B Preferred Stock shall be entitled to one (1) vote for each share of Series B Preferred Stock owned by such holder.

          (iv)Conversion. Shares of Series B Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series B Preferred Stock may be converted into (7.5) shares of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series Preferred Stock.

               (a) Exercise of Conversion Rights. To convert shares of Series B Preferred Stock, the holder of the shares must surrender the certificate or certificates representing the shares to be converted, duly endorsed to the Corporation or in blank, at the principal office of the Corporation, and give written notice to the Corporation at that office that the holder desires to convert the shares. Shares of Series B Preferred Stock shall be deemed to be converted at the close of business on the date of surrender to the Corporation of the properly endorsed certificate or certificates representing the shares.

               (b) Stock Reclassifications. If the Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same number of shares of any class or classes of stock by reclassification, then and in each such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind of shares of stock and other securities and property receivable upon such reclassification or other change which such holder would have received had its shares of Series B Preferred Stock been converted immediately prior to such capital reclassification or other change.

               (c)  Stock  Splits,  Combinations  and  Dividends.  If the Common
                    Stock issuable upon conversion of the Series B Preferred Stock shall be changed into a different number of shares of any class or classes of stock, whether by stock split, stock dividend, or similar event, then such event shall have no effect on the number of shares of Common Stock issuable upon conversion as provided in this Section 2(B), and in such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share in the amount of shares of stock and other securities and property receivable upon such capital change which such holder would have received had no such change occurred.

               (d) Capital Reorganization, Merger or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than subdivision combination, reclassification or exchange of shares provided in sub-sections (b) and (c) of this Section 2(B)(iv)), or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, or any transaction or series of related transactions in which more than fifty percent (50%)of the outstanding voting securities of the Corporation (on a converted basis) is sold or assigned (any of which events is herein referred to as a "Reorganization"), then as a part of such Reorganization, provisions shall be made so that the holders of Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such Reorganization, to which such holder would have been entitled if such holder had converted its shares of Series Preferred Stock immediately prior to such Reorganization. In any such case, appropriate adjustments shall be made in the application of the provisions of this
                    Section 2(B) with respect to the rights of the holders of the Series B Preferred Stock after the Reorganization, to the end that the provisions of this Section 2(B) (except for adjustments of the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of Common Stock or Series C Preferred Stock, but after distribution or payment is made to holders of Series A Preferred Stock, the holders of Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to twenty dollars ($20.00) for each share of Series B Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series B Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of the Liquidation Preference is made in full to the holders of the Series B Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series B Preferred Stock so as to be available for such payments, the holders of the Series B Preferred Stock shall be entitled to no further participation in the distribution of the asset of the Corporation, and the remaining assets of the Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Series B Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series B Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration payment and setting apart of dividends on the Common Stock.

          (vii)Redemption. Shares of Series B Preferred Stock shall not be redeemable by the Corporation.

          (viii) Transferability. Except as otherwise provided by law, shares of Series B Preferred Stock shall not be transferable without the written consent of the Corporation.

     (C)  Series C Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series C Preferred Stock." The number of shares constituting the Series C Preferred Stock shall be ten million (10,000,000) shares. The Corporation may issue fractional shares of Series C Preferred Stock. Each whole share of Series C Preferred Stock shall have a stated value of fifteen dollars ($15.00).

          (ii) Rank. Series C Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Corporation's Common Stock, but shall rank junior to Series A Preferred Stock and Series B Preferred Stock, respectively.

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series C Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series C Preferred Stock shall be entitled to one (1) vote for each share of Series C Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series C Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series C Preferred Stock may be converted into one (1) share of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series C Preferred Stock.

               (a) Exercise of Conversion Rights. To convert shares of Series C Preferred Stock, the holder of the shares must surrender the certificate or certificates representing the shares to be converted, duly endorsed to the Corporation or in blank, at the principal office of the Corporation, and give written notice to the Corporation at that office that the holder desires to convert the shares. Shares of Series C Preferred Stock shall be deemed to be converted at the close of business on the date of surrender to the Corporation of the properly endorsed certificate or certificates representing the shares.

               (b) Stock Reclassifications. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same number of shares of any class or classes of stock by reclassification, then and in each such event, the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind of shares of stock and other securities and property receivable upon such reclassification or other change which such holder would have received had its shares of Series C Preferred Stock been converted immediately prior to such capital reclassification or other change.

               (c)  Stock  Splits,  Combinations  and  Dividends.  If the Common
                    Stock issuable upon conversion of the Series C Preferred Stock shall be changed into a different number of shares of any class or classes of stock, whether by stock split, stock dividend, or similar event, then such event shall have no effect on the number of shares of Common Stock issuable upon conversion as provided in this Section 2(C), and in such event, the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share in the amount of shares of stock and other securities and property receivable upon such capital change which such holder would have received had no such change occurred.

               (d) Capital Reorganization, Merger or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than subdivision, combination, reclassification or exchange of shares as provided in sub-sections (b) and (c) of this Section 2(C)(iv)), or a merger or consolidation of the Corporation with into another corporation, or the sale of all or substantially all of the Corporation's properties an assets to any other person, or any transaction or series of related transactions in which more than fifty percent (50%) of the outstanding voting securities of the Corporation (on a converted basis) is sold or assigned (any of which events is herein referred to as a "Reorganization"), then as a part of such Reorganization, provisions shall be made so that the holders of Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such Reorganization, to which such holder would have bee entitled if such holder had converted its shares o Series C Preferred Stock immediately prior to such Reorganization. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 2(C) with respect to the rights of the holders of the Series C Preferred Stock after the Reorganization, to the end that the provisions of this
                    Section 2(C) (except for adjustments of the number of shares issuable upon conversion of the Series C Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of Common Stock, but after distribution or payment is made to holders of Series A Preferred Stock and Series B Preferred Stock, respectively, the holders of Series C
                    Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to fifteen dollar ($15.00) for each share of Series C Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series C Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of the Liquidation Preference is made in full to the holders of the Series C Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series C Preferred Stock so as to be available for such payments, the holders of the Series C Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets of the
                    Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Series C Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series C Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock. Redemption at the Option of the Corporation. At any time, the Corporation may issue a Redemption Notice (as defined below) to redeem all of the outstanding shares of Series C Preferred Stock. The purchase price for such shares of Series C Preferred Stock to be redeemed by the Corporation under this section shall be fifteen dollars ($15.00) per share. To exercise its rights under this section, the Corporation shall provide written notice to the holder of the Series C Preferred Stock (the "Redemption Notice"), which shall contain the number of shares of Series C Preferred Stock to be redeemed and the purchase price per share. No later than five (5) days after delivery of the applicable Redemption Notice, the holders of Series C Preferred Stock shall deliver their share certificates to the principal office of the Corporation, endorsed in blank or with separate stock powers, and, upon receipt of such share certificates, the Corporation shall deliver the full purchase price for such shares in funds that shall be immediately available to the holders via wire transfer or cashier's check, together with certificates for any shares of Series C Preferred Stock that remain outstanding, if any.

Stock Options:

     The Company has granted stock options for the purchase of shares of the Company's common stock to certain individuals and entities of the Baseline Capital, Inc. loan transaction with the Company provided for its acquisition of the Young County, Texas wells/leases. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                                        Number of                  % of Total
                                        Securities Underlying      Options Granted       Exercise or Base  Expiration
Name                                    Options Granted (#)        in Fiscal Year        Price ($/sh)      Date
----                                    -------------------        --------------        ------------      ----
Baseline Capital, Inc.                  2,000,000 (1)              Totals, 30.303%       $0.85             See Note (1)
500 W. Wall, Suite 302
Midland, Texas 79101

Baseline Capital, Inc.                     50,000 (2)                                    $0.95             3/29/04
500 W. Wall, Suite 302                     50,000 (3)                                    $1.05             9/29/04
Midland, Texas 79101                       50,000 (4)              Totals, 02.273%       $1.15             3/29/05

Texas Vanguard Oil Company                 13,433 (2)                                    $0.95             3/29/04
9811 Anderson Mill Road, #202              13,433 (3)                                    $1.05             9/29/04
Austin, Texas 78750                        13,433 (4)              Totals, 00.611%       $1.15                 3/29/05
Karl J. Reiter                             15,672 (2)                                    $0.95             3/29/04
500 W. Wall, Suite 302                     15,672 (3)                                    $1.05             9/29/04
Midland, Texas 79101                       15,672 (4)              Totals, 00.712%       $1.15             3/29/05

Black Family Partnership, Ltd.             26,866 (2)                                    $0.95             3/29/04
P.O. Box 50820                             26,866 (3)                                    $1.05             9/29/04
Midland, Texas 79710                       26,866 (4)              Totals, 01.221%       $1.15             3/29/05

TMP Companies, Inc.                        13,433 (2)                                    $0.95             3/29/04
P.O. Box 3872                              13,433 (3)                                    $1.05             9/29/04
Midland, Texas 79702                       13,433 (4)              Totals, 00.611%       $1.15             3/29/05

Sam Hilburn Trustee
of The Living Hilburn Trust                26,866 (2)                                    $0.95             3/29/04
401 W. Texas, Suite 407                    26,866 (3)                                    $1.05             9/29/04
Midland, Texas 79701                       26,866 (4)              Totals, 01.221%       $1.15                 3/29/05

Tejon Exploration Company                  53,731 (2)                                    $0.95             3/29/04
400 Pine, Suite 900                        53,731 (3)                                    $1.05             9/29/04
Abilene, Texas 79601                       53,731 (4)              Totals, 02.442%       $1.15             3/29/05


(1) The following are excerpts from certain provisions contained in the option agreement with Baseline Capital, Inc. listed above, and include but are not limited to the following:

     The option shall vest upon "Payout", as that term is defined in that certain Note Agreement between the Company and Optionee dated as of September 29, 2000, and shall have an exercise price of $0.85 per share (the "Purchase Price"). The Option is exercisable, in whole or part from time to time during the period commencing on the date of vesting as provided above and terminating three (3) years from the date of vesting.

     The Company is required to file for the registration of the Option Shares on or before twenty four (24) months of the date of the Agreement.

     If a filing for a registration of the shares, if any, becomes effective, the Option Shares shall be available for sale by Optionee (and any transferee) at no more than 20% of the total Trading Volume. The "Trading Volume" shall be the average daily volume for the twenty days beginning twenty-two days before and ending two days before the sale.

(2)(3)(4) The following are excerpts from certain provisions contained in the remaining option agreements set forth in the tables listed above, and include but are not limited to the following:

     The date of all agreements set forth in the table above is September 29, 2000; The expiration of each of the agreements is three (3) years from the date of vesting. The vesting date for the option grants is:

(2) Shares at $0.95 for and after the expiration of on hundred eighty (180) days following the date of the agreement.

(3) Shares at $1.05 for and after the expiration for three hundred sixty (360) days following the date of the agreement.

(4) Shares at $1.15 for and after the expiration for five hundred twenty (520) days following the date of the agreement.

     The agreements call for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionees, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended, and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. Should the registration not be filed within such twelve-month period, the properties listed in Exhibit A attached to the Option Agreement, shall be assigned by the Company to Optionee within ten days of the expiration of such twelve month period by a form of assignment acceptable to Optionee.

     The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and under the Section titled "Certain Relations and Related Transactions" and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed above under Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

     The Option shares are subject to a lock up agreement to be entered into by the Optionee upon effectiveness of a registration statement, if any, that will limit the sale of the shares during a six month period after effectiveness, whereby one sixth of the Option Shares shall become available for sale each month from and after the effective date of the registration statement.

     The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

     The Company additionally has granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                                    Number of                     % of Total
                                    Securities Underlying         Options Granted   Exercise or Base   Expiration
Name                                Options Granted (#)           in Fiscal Year    Price ($/sh)       Date
----                                -------------------           --------------    ------------       ----
Bradley T. Ray                      500,000                       7.576%            $0.95              11/30/07


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but are not limited to the following:

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreement is seven (7) years from the date of vesting.

     The agreement calls for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

     For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

     The total of all option grant groups listed above in all tables is six million six hundred thousand (6,600,000) shares.

     Warrants: There are no warrants outstanding on the books of the Company at the present time.

     Dividends: The Company has not paid any dividends on its Common Stock. The Board of Directors does not anticipate declaring any cash dividends on the Common Stock in the near future.

     Transfer  Agent:  The  Company's  transfer  agent  is U.S.  Stock  Transfer
Corporation whose address is 1745 E. Gardena Avenue, Suite 200, Glendale, California 91204. The phone number of U.S. Stock Transfer Corporation is (818) 502-1404.

     The Securities and Exchange Commission has adopted Rule 15g-9, (and you should also refer to additional information provided under Rule 3a51-1 of General Rules and Regulations, Promulgated under the Securities and Exchange Act of 1934), which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price for less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting for the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                                     Part II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Company is listed over-the-counter, on the NASD NQB Pink Sheets. It was initially listed January 20, 2000. The range of high and low bid information for the shares of the Company's last complete fiscal year 2000 in which it commenced trading, as reported by the OTC National Quotation Bureau, Pink Sheets, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

The Fiscal Year Ended December 31, 2000                High                       Low
---------------------------------------                ----                       ---
First Quarter                                          .125                       .125
Second Quarter                                         .125                       .125
Third Quarter                                          .125                       .125
Fourth Quarter                                          .70                       .125



The Interim Periods Ending
March 31, 2001
And June 30, 2001                       High                       Low
-----------------                       ----                       ---
First Quarter                           .36                         .25
Second Quarter                          .25                        .225


     As of December 31, 2000, the Company had issued and outstanding 10,891,812 common shares held by approximately 127 holders of record.

     There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

     At the present time the Company plans to file for registration of common stock reserved for issuance under an initial stock option and payout option agreement with Baseline Capital, Inc. and related parties dated September 29, 2000 (see "Stock Options"). The Company may become required to file for an SB2 registration statement in accordance with its agreement with Life Energy
Technology Holdings, Ltd. and other (see "Material Contracts" "Life Energy Technology Holdings, Ltd.").

Item 2 Legal Proceedings

     The Company is not a party in any litigation at the present time.

Item 3 Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

     There have been no changes or disagreements with the Company's accountant on accounting and financial disclosures.

Item 4 Recent Sales of Unregistered Securities

     On August 25, 1999 the Company through a business combination, reorganization and reverse acquisition acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Five shares of the Company's stock was issued in exchange for each one share of Energy Producers Group, Inc.'s common stock. The Company in this process acquired all of the shares representing 100% of Energy Producers Group, Inc., which included 100% ownership held in Producers Supply, Inc. Although Energy Producers Group, Inc. was the legal acquirer; it was dissolved subsequent to the transaction, so Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. and its wholly owned subsidiary Producers Supply, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction.

     The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc. financial statements from August 25, 1999 (acquisition date). The Company began filing consolidated statements with its wholly owned subsidiary, Producers Supply, Inc. on the acquisition date August 25, 1999. The Shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

     The Company issued 10,000 shares of restricted common stock in September 2000 to William V. Harlow Jr. in exchange for a letter of intent to purchase his business (Harlow Corporation). Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

     (*)The Company issued 105,000 shares of its common restricted stock in January 2001 to the following persons. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Name                       Date         Share Amt.        Purpose/in consideration of
----                       ----         ----------        ---------------------------
Troy Rogers (1)            9/27/00      10,000            purchase of property
Michael Trapp (2)          9/27/00      15,000            making a 15,000 loan
Thomas J. Richards (3)     9/27/00      30,000            making a 30,000 loan
Scott Gardner (4)          9/27/00      30,000            making a 30,000 loan
Scott Gardner (4)          1/18/01      20,000            making a 20,000 loan


(*)$75,000 of the loan proceeds was used to pay the closing costs on the purchase of the Rogers Property interests. The additional $20,000 was used for working capital.

(1) Troy Rogers of Rogers Drilling Company of Olney, Young County Texas, owned certain properties and a majority of its interests were purchased by the Company September 29, 2000 (see "Description of Properties"). The Company must include and file for a registration of these shares if it has an offering.

(2) Michael Trapp a shareholder of the Company is the son of Larry W. Trapp, a shareholder, Director, and Treasurer of the Company.

(3) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

(4) Scott Gardner is not an affiliate, director, or officer of the Company.

     Baseline Capital, Inc. and Mr. Karl Reiter hold option grants for future exercises (see "Stock Options") and the Young County, Texas oil properties owned by the Company, which are managed by Baseline Capital, Inc. and provide for a consulting agreement with Karl J. Reiter of Baseline Capital, Inc. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

     The Company additionally granted stock options for the purchase of shares of the Company's common stock to the below listed individuals and entities involved in the Baseline Capital, Inc. loan transaction with the Company that provided financing for its acquisition of the Young County, Texas interests in properties, equipment, wells, leases. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Fiscal Year 2000

                                            Number of                  % of Total
                                            Securities Underlying      Options Granted    Exercise or Base   Expiration
Name                                        Options Granted (#)        in Fiscal Year     Price ($/sh)       Date
----                                        -------------------        --------------     ------------       ----
Baseline Capital, Inc.                      2,000,000 (1)              Totals, 30.303%    $0.85              See Note (1)
500 W. Wall, Suite 302
Midland, Texas 79101

Baseline Capital, Inc.                         50,000 (2)                                 $0.95              3/29/04
500 W. Wall, Suite 302                         50,000 (3)                                 $1.05              9/29/04
Midland, Texas 79101                           50,000 (4)              Totals, 02.273%    $1.15              3/29/05

Texas Vanguard Oil Company                     13,433 (2)                                 $0.95              3/29/04
9811 Anderson Mill Road, #202                  13,433 (3)                                 $1.05              9/29/04
Austin, Texas 78750                            13,433 (4)              Totals, 00.611%    $1.15              3/29/05

Karl J. Reiter                                 15,672 (2)                                 $0.95              3/29/04
500 W. Wall, Suite 302                         15,672 (3)                                 $1.05              9/29/04
Midland, Texas 79101                           15,672 (4)              Totals, 00.712%    $1.15              3/29/05

Black Family Partnership, Ltd.                 26,866 (2)                                 $0.95              3/29/04
P.O. Box 50820                                 26,866 (3)                                 $1.05              9/29/04
Midland, Texas 79710                           26,866 (4)              Totals, 01.221%    $1.15              3/29/05

TMP Companies, Inc.                            13,433 (2)                                 $0.95              3/29/04
P.O. Box 3872                                  13,433 (3)                                 $1.05              9/29/04
Midland, Texas 79702                           13,433 (4)              Totals, 00.611%    $1.15              3/29/05

Sam Hilburn Trustee
of The Living Hilburn Trust                    26,866 (2)                                 $0.95              3/29/04
401 W. Texas, Suite 407                        26,866 (3)                                 $1.05              9/29/04
Midland, Texas 79701                           26,866 (4)              Totals, 01.221%    $1.15              3/29/05

Tejon Exploration Company                      53,731 (2)                                 $0.95              3/29/04
400 Pine, Suite 900                            53,731 (3)                                 $1.05              9/29/04
Abilene, Texas 79601                           53,731 (4)              Totals, 02.442%    $1.15              3/29/05


(1) The following are excerpts from certain provisions contained in the option agreement with Baseline Capital, Inc. listed above, and include but are not limited to the following:

     The option shall vest upon "Payout", as that term is defined in that certain Note Agreement between the Company and Optionee dated as of September 29, 2000, and shall have an exercise price of $0.85 per share (the "Purchase Price"). The Option is exercisable, in whole or part from time to time during the period commencing on the date of vesting as provided above and terminating three (3) years from the date of vesting.

     The Company is required to file for the registration of the Option Shares on or before twenty four (24) months of the date of the Agreement.

     If a filing for a registration of the shares, if any, there after becomes effective, the Option Shares shall be available for sale by Optionee (and any transferee) at no more than 20% of the total Trading Volume. The "Trading Volume" shall be the average daily volume for the twenty days beginning twenty-two days before and ending two days before the sale.

(2)(3)(4) The following are excerpts from certain provisions contained in the remaining option agreements set forth in the tables listed above, and include but are not limited to the following:

     The date of all agreements set forth in the table above is September 29, 2000; The expiration of each of the agreements is three (3) years from the date of vesting. The vesting date for the option grants is:

(2) Shares at $0.95 for and after the expiration of on hundred eighty (180) days following the date of the agreement.

(3) Shares at $1.05 for and after the expiration for three hundred sixty (360) days following the date of the agreement.

(4) Shares at $1.15 for and after the expiration for five hundred twenty (520) days following the date of the agreement.

     The agreements call for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionees, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended, and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. Should the registration not be filed within such twelve-month period, the properties listed in Exhibit A attached to the Option Agreement, shall be assigned by the Company to Optionee within ten days of the expiration of such twelve month period by a form of assignment acceptable to Optionee.

     The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

     The Option shares are subject to a lock up agreement to be entered into by the Optionee upon effectiveness of a registration statement, if any, that will limit the sale of the shares during a six month period after effectiveness, whereby one sixth of the Option Shares shall become available for sale each month from and after the effective date of the registration statement.

     The Company additionally has granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                                    Number of                  % of Total
                                    Securities Underlying      Options Granted           Exercise or Base   Expiration
Name                                Options Granted (#)        in Fiscal Year            Price ($/sh)       Date
----                                -------------------        --------------            ------------       ----
Bradley T. Ray                      500,000                    7.576%                    $0.95              11/30/07


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

     The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreement is seven (7) years from the date of vesting.

     The agreement calls for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

     The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed in the table above and elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

     For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

     The Company entered into an agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agrees to purchase 49% of Energy Producers, Inc.'s stock for twenty million U.S. Dollars. One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies, and other related technical clarifications and understandings. The contract with Life Energy, upon release issuance of the shares, if any, is significant, and would result in a related party transaction and change of control.

     The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Item 5 Indemnification of Directors and Officers

     Officers and Directors are indemnified to the extent allowed by Nevada Law.

     As provided for in ARTICLE VI of the Company's Articles of Incorporation "The Directors or Officers of this corporation shall not be personally liable for breach of fiduciary duty as a director or officer except acts of omissions which include misconduct or fraud, for the debts, liabilities, or other obligations of the corporation."

     See also certain indemnification agreements ("Material Contracts, Indemnification Agreements with Key Officers and Directors"), which allow for certain provisions and expenses to be covered for individuals under the Agreements.

Part F/S Financial Statements

    ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)


                              FINANCIAL STATEMENTS

                  For the Periods Ended June 30, 2001 and 2000



Financial Statements

Balance Sheets - Assets........................................................3

Liabilities and Stockholders' Equity...........................................4

Statements of Operations.......................................................5

Statement of Stockholders' Equity..............................................6

Statements of Cash Flows.......................................................7

Notes to Consolidated Financial Statements.....................................8


                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                    Unaudited

                                 BALANCE SHEETS

                  For the Periods Ended June 30, 2001 and 2000


                                    ASSETS

                                             Six Months Ended         Six Months Ended
                                             June 30,                 June 30,
                                             2001                     2000
                                             ----                     ----
Current Assets
Cash                                              $ 37,217                          $ 5,605
Accounts Receivable                                 32,101                            13,881
Inventory                                           50,507                            52,625
Notes and other receivables                         50,500                            43,809
                                                  --------                          --------

         Total Current Assets                      170,325                           115,920
                                                   -------                           -------

Property and Equipment:
Land                                                 9,000                            9,000
Building/Improvements                               42,184                           42,184
Equipment                                           92,247                           73,738
  Less:  accumulated depreciation                 (105,524)                        (106,306)
                                                  ---------                        ---------
     Net Property and Equipment                     37,907                            18,616
                                                 ---------                         ---------

Oil and Gas Properties:                          1,406,633                            50,646
Less: accumulated amortization                      (2,303)                             -0-
                                               -------------                       -------------
     Net Oil and Gas Properties                    1,404,3                            50,646
                                                  --------                          ---------

Total Net Properties and Equipment               1,442,237                            69,262
                                                 ---------                         ---------

         Total Assets                           $1,612,562                          $185,182
                                                 =========                          ========


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   (Unaudited)

                                 BALANCE SHEETS

                  For the periods ended June 30, 2001 and 2000

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                             Six Months Ended              Six Months Ended
                                             June 30,                      June 30,
                                             2001                          2000
                                             ----                          ----
Current Liabilities:
Accounts payable                             $    62,013                         $ 22,856
Accrued expenses                                 112,577                              -0-
Notes payable                                    368,509                              -0-
Deferred subscription payable                    100,000                              -0-
                                              ----------                     ------------

     Total Current Liabilities                   643,099                           22,856
                                              ----------                        ---------

Long-Term Liabilities:
Notes payable                                    524,015                          417,688
Due to shareholders                              661,733                              -0-
                                               ---------                    -------------

     Total Long-term Liabilities               1,185,748                          417,688
                                               ---------                         --------

         Total Liabilities                     1,828,847                          440,544
                                               ---------                         --------

Stockholders' Equity:
Common stock:
  Authorized 200,000,000
  shares at $0.001 par value.
  Issued and outstanding at
  June 30, 2001: 10,996,812.                      10,997                           10,882

Preferred stock:
  Authorized 50,000,000
  shares at $0.001 par value.
  Issued and outstanding:  None.

Paid in capital                                    640,953                          626,588
Accumulated deficit                               (868,285)                        (892,832)
                                               ------------                      -----------

         Total Stockholders' Equity               (216,235)                        (255,362)
                                                -----------                      -----------                                 ==
         Total Liabilities and
           Stockholders' Equity                 $1,612,562                       $  185,182
                                                ==========                       ===========



   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   (Unaudited)

                             STATEMENT OF OPERATIONS

                  For the Periods ended June 30, 2001 and 2000

                                             Six Months Ended                   Six Months Ended
                                             June 30,                           June 30,
                                             2001                               2000
                                             ----                               ----
Revenues:
  Oil Revenues                                    $ 214,438                          $      -0-
  Cost of Sales                                     (42,348)                                -0-

     Net Oil Revenues                               172,090                                 -0-   .

  Subsidiary Sales:                                  11,722                              13,600
  Cost of Goods Sold                                 (4,344)                             (5,041)

     Net Subsidiary Sales                             7,378                               8,559

Total Net Revenues                                  179,468                               8,559

Operating Expenses:
  Depreciation and amortization                       1,614                                929
  Administrative expenses                           237,120                            173,281

     Total Operating Expenses                       238,734                            174,210

  Gain(Loss) from operations                        (59,266)                         (165,651)

Other Income (Expense):
  Gain on sale of Securities                                                           81,461
  Investment income                                                                     8,747
  Interest Expense                                  (37,248)                          (   750)

     Total Other Income (Expense)                   (37,248)                           89,458

Income before provision for income taxes            (96,514)                          (76,193)
Provision for income taxes                              -0-                               -0-

Net Income (Loss)                                   (96,514)                         ( 76,193)

Number of Outstanding Shares                     10,996,812                        10,881,812

Earnings (Loss) per share
  on Net Loss                                        (.0088)                           (.0070)

Earnings (Loss) per share
  on Loss from Operations                            (.0054)                           (.0153)



   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   (Unaudited)

                             STATEMENT OF OPERATIONS

                  For the Periods ended June 30, 2001 and 2000

                                             Three Months Ended            Three Months Ended
                                             June 30,                      June 30,
                                             2001                          2000
                                             ----                          ----
Revenues:
  Oil Revenues                                  $ 102,122                          $      -0-
  Cost of Sales                                    ( 26,460)                               -0-   .

     Net Oil Revenues                                75,662                                -0-   .

  Subsidiary Sales:                                    5,948                                     9,652
  Cost of Goods Sold                                   2,746                             3,578 .

     Net Subsidiary Sales                              3,202                             6,074  .

Total Net Revenues                                    78,864                                     6,074

Operating Expenses:
  Depreciation and amortization                           812                              434
  Administrative expenses                            114,338                            73,854
     Total Operating Expenses                      115,150                             74,288

  Gain(Loss) from operations                        (36,286)                          (68,214)

Other Income (Expense):
  Gain on sale of Securities                                                           81,461
  Investment income                                                                      1,126
  Income tax benefit                                                                        683
  Interest Expense                                  (19,286)                                      .

     Total Other Income (Expense)                  (19,286)                          83,270

Income before provision for income taxes           (55,572)                                15,056
Provision for income taxes                       -0-    .                                   -0-   .

Net Income (Loss)                           (55,572)                         ( 15,056)

Number of Outstanding Shares                     10,996,812                        10,881,812

Earnings (Loss) per share
  on Net Loss                                        (.0051)                           (.0014)

Earnings (Loss) per share
  on Loss from Operations                    (.0033)                          (.0063)



   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)

                        STATEMENT OF STOCKHOLDERS' EQUITY
            From October 4, 1995 (date of inception) to June 30, 2001



                                                                                       Accumulated
                                             Common         Stock        Paid in       Deficit During
                                             Shares         Amount       Capital       Development       Totals
                                             -------        ------       -------       ------------      -------
Shares issued at inception
  to initial shareholders                     1,250,000          1,250
1,250

Capital contributed by shareholder            ________           _____        71,920       _______            71,920
Balance December 31, 1995                    1,250,000           1,250        71,920       (31,096)          (42,074)

Capital contributed by shareholder                                           290,087                         290,087

Net (loss) for the year 1996                  ________           _____       _______      (332,088)         (332,088)
Balance December 31, 1996                    1,250,000           1,250       362,007      (363,184)               73

Capital contributed by shareholder                                            51,046                         51,046

Net (loss) for the year 1997                  ________           _____        ______       (51,046)         (51,046)
Balance December 31, 1997                    1,250,000           1,250       413,053      (414,230)              73

Capital contributed by shareholder                                            71,913                         71,913

Net (loss) for the year 1998                 ________            _____        ______       (71,986)         (71,986)
Balance December 31, 1998                    1,250,000           1,250       484,966      (486,216)            -0-

Stock surrendered by shareholder
  and retired to treasury                     (189,023)           (189)          189

Issuance of stock for reverse
 acquisition of Energy Producers
 Group, Inc.                                 9,820,835           9,821       111,108                        123,929

Capital contributed by shareholder                                            27,325                         27,325

Net (loss) for the year ended
  December 31, 1999                          _________          _____         ______     (330,323)        (330,323)
Balance December 31, 1999                   10,881,812          10,882       626,588     (816,539)        (179,069)

Capital contributed by shareholder              10,000              10         1,240                         1,250

Net gain for the year ended
  December 31, 2000                          _________           _____         _______     44,817           44,817
                                                                                        ----------         -------

Balance December 31, 2000                   10,891,812          10,892       627,828     (771,722)        (133,002)

Stock issued  for consideration of
  loans and other services                     105,000             105        13,125                        13,230

Net (loss) for the six months ended
  June 30, 2001                                                                           (96,514)         (96,514)

Balance June 30, 2001                       10,996,812          10,997       640,953     (868,236)        (216,286)
                                            ==========          ======       =======     =========        =========

   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)

                             STATEMENT OF CASH FLOWS
                  For the Periods ended June 30, 2001 and 2000

                                                             Six Months Ended             Six Months Ended
                                                             June 30,                     June 31,
                                                             2001                         2000
                                                             ----                         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)                                                    (96,514)                    (76,193)
Non-cash adjustments to reconcile net income
to net cash provided by operating activities
   Depreciation and amortization                                       1,614                              929
Change in assets and liabilities
   (Increase) decrease in accounts receivable                         22,636                     (10,117)
   (Increase) decrease in inventory                                    1,687                         (630)
    Increase (decrease) in accounts payable                          (52,702)                               17,070
    Increase (decrease) in accrued expenses                          112,577                            -

Net cash provided (used) by operating activities                     (10,702)                        (68,941

CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase)decrease in notes receivable                               5,000                            (28,309)
  Proceeds from sale (cost) of securities                                 -                        117,688
  Purchase of property and equipment                                      -                         (10,645)
  Purchase of oil properties                                         (21,248)                             (50,646)

Net cash provided (used) by Investing Activities                     (16,248)                              28,088

CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) decrease in advances to shareholder                        12,579                              16,439
Proceeds from notes payable                                           48,749                                    -
Repayment of notes payable                                          (204,551)                                    -
Increase in shareholder notes payable                                146,550                            -
Stock issued                                                             105                                  -
Contributed capital                                                   13,125                                    .
                                                                    --------                          -----------
Net cash provided (used) by Financing Activities                      16,557                              16,439

NET INCREASE (DECREASE) IN CASH                                      (10,393)                   (24,414)

CASH BALANCE BEGINNING OF PERIOD                                      47,610                              30,019

CASH BALANCE END OF PERIOD                                            37,217                                5,605

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year:
  Interest                                                        37,248                              750
  Income Taxes                                                        -0-                              -0-



    The accompanying notes are an integral part of these financial statements

                             ENERGY PRODUCERS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Six-Month Period Ended June 30, 2001
                                   (Unaudited)

NOTE 1 - UNAUDITED INTERIM INFORMATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ending June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-KSB for the year ended December 31, 2000.

     (1) The unaudited financial statements include the accounts of Energy Producers, Inc. and include all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to present fairly the financial position as of June 30, 2001 and the results of operations and cash flows for the three-month and six month periods ended June 30, 2001 and 2000. The results of operations for the three-month and six-month periods ended June 30, 2001 is not necessarily indicative of the results to be expected for the entire year.

     (2) Earnings (loss) per common share is based on the weighted average number of shares outstanding during the period.

Item 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      Six Month Period Ended June 30, 2001
                           (Unaudited Financial Data)

The discussion and analysis contained herein should be read in conjunction with the preceding financial statements and the information contained in the Company's 10-KSB. Except for the historical information contained herein, the matters discussed in this 10-QSB contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates, and projections. Statements that are not historical facts, including, without limitation, statements which are preceded by, followed by, or include the words "believes," "anticipates," "plans," "expects," "may," "should," or similar expressions are forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressed qualified in their entirety by these cautionary statements. The Company disclaims any obligation to update any forward-looking statements whether as a result of new information, future events, or otherwise.

Important factors that may include, but are not limited to: the risk of a significant natural disaster, the inability of the Company to insure against certain risks, fluctuations in commodity prices, the inherent limitations in the ability to estimate oil and gas reserves, changing government regulations, as well as general market conditions, competition and pricing, and other risks detailed from time to time in the Company's SEC reports.

Results of Operations

Total Revenue for the second quarter increased from $6,074 in fiscal 2000 to $78,864 in fiscal 2001. For the six-month period revenues increased from $8,559 to $179,468. The increase in revenue for the six-month period was due to an increase in oil sales as a result of acquiring producing oil wells.

Total oil sales increased from $ -0- in the second quarter 2000 to $102,122 in the second quarter, 2001. These increases were due to acquisition of producing oil wells. Average oil prices for the quarter increased slightly from $26.83 bbl to $27.62 bbl. For the sixth month period, average oil prices decreased from $27.99 bbl to $27.62 bbl. Oil production increased 31 percent for the quarter and 14 percent for the six-month period due to resumption of production after downtime.

Costs of oil operations increased from $ -0- to $26,460 for the quarter and $ -0- to $42,348 for the six-month period due to the acquisition of producing wells in the fourth quarter of 2000.

General and administrative expense increased from $73,854 to $114,338 for the quarter and from $174,210 to $238,734 for the six-month period. These increases were due to additional consulting and management fees in connection with the acquired oil wells.

The Company's net loss for the second quarter (fiscal 2001) was $96,514 compared to $166,101 for the second fiscal quarter 2000. For the six-month period (fiscal
2001) the Company posted net loss of $96,514 compared to a loss of $76,193 for the same period in 2000, which included non operating income of $90,208 in February 2000.

Liquidity and Capital Resources

During the six months of 2001 cash used in operating  activities was $10,702 and
investing   activities  required  $16,248.  The  latter  amount  was  to  pursue additional oil properties. Financing activities provided $16,557 in cash.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)




                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   AMENDED #2

                     DECEMBER 31, 2000 AND DECEMBER 31, 1999





                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)

                              FINANCIAL STATEMENTS
                                   AMENDED #2

                     DECEMBER 31, 2000 AND DECEMBER 31, 1999


                                                                      Page
                                                                      ----
Accountant's Report                                                   2

Financial Statements

         Balance Sheets  Assets                                       3
   Liabilities and Stockholders Equity                                4

Statements of Operations                                              5

Statement of Stockholders' Equity                                     6

         Statements of Cash Flows                                     7

Notes to Consolidated Financial Statements                            8

Supplemental Oil and Gas Information                                  20


                               ACCOUNTANT'S REPORT





To The Board of Directors and Stockholders
Energy Producers, Inc.

I have audited the accompanying consolidated balance sheet of Energy Producers, Inc., (formerly Sterling Market Positions, Inc.) at December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Energy Producers, Inc. at the dates listed above, and the results of its operations, stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.




/s/ Henry Schiffer
------------------
Henry Schiffer, C.P.A.
Beverly Hills, California
July 21, 2001

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   AMENDED #2

                                 BALANCE SHEETS

                     Years ended December 31, 2000 and 1999

                                     ASSETS

                                           Year ended          Year ended
                                           December 31,        December 31,
                                           2000                1999
                                           ----                ----
Current Assets:
Cash                                           47,610               30,019
Accounts receivable                            53,711                2,738
Inventory (Note 1)                             52,194               51,995
Advances to shareholders (Note 5)              12,579               16,439
Notes and other receivables (Note 2)           55,500               15,500
Deferred income tax (Note 1)                    1,026                1,026
Securities available for sale (Note 3)             -0-             117,688


Total current assets                          222,620              235,405

Property and Equipment:  (Note 1)
Land                                            9,000                9,000
Building/Improvements                          42,184               32,131
Equipment                                      92,247               73,146
  Less: accumulated depreciation             (105,362)            (105,277)
     Net Property and Equipment                38,069                9,000

Oil and Gas Properties: (Note 1)            1,385,385                   -0-
  Less:  accumulated amortization                (851)                  -0-
      Net Oil and Gas Properties            1,384,534                   -0-

Total Net properties and equipment          1,422,603                9,000

   Total Assets                             1,645,223              244,405



   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   AMENDED #2

                                 BALANCE SHEETS

                     Years ended December 31, 2000 and 1999

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                        Year ended          Year ended
                                        December 31,        December 31,
                                        2000                1999
                                        ----                ----
Current Liabilities:
Accounts payable                             114,716              1,741
Accrued expenses                                  -0-             4,000
Notes payable (Note 4)                       368,509             50,000
Income tax payable (Note 11)                      -0-                45
Deferred subscription payable (Note 18)      100,000

     Total current liabilities               583,225             55,786

Long Term Liabilities:
Notes Payable (Note 4)                       679,817                 -0-
Due to Shareholders (Note 5)                 515,183            367,688

     Total long term liabilities           1,195,000            367,688

Total Liabilities                          1,778,225            423,474

Stockholders' Equity:
Common stock:
  Authorized 200,000,000
  shares at $0.001 par value;  issued
  and outstanding 10,891,812 shares
  at December 31, 2000;  10,881,812
  shares at December 31, 1999;  and
  1,250,000 shares at December 31,
  1998 and 1997                               10,892             10,882
Preferred stock:  authorized 50,000,000
  shares at $0.001 par value;  issued
  and outstanding:  none.
Paid in capital                              627,828            626,588
Accumulated deficit                         (771,722)          (816,539)

Total Stockholders' Equity                  (133,002)          (179,069)

Total Liabilities and
           Stockholders' Equity            1,645,223            244,405


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   AMENDED #2

                            STATEMENTS OF OPERATIONS

                     Years ended December 31, 2000 and 1999


                                                       Year ended          Year ended
                                                       December 31,        December 31,
                                                       2000                1999
                                                       ----                ---
Revenues:
  Oil Revenues                                              143,374                   -0-
  Cost of Sales                                             (14,010)
     Net Oil Revenues                                       129,364                   -0-

Subsidiary Sales:                                            25,694                8,674
  Cost of Goods Sold                                        (10,325)              (6,347)
     Net Subsidiary Sales                                    15,369                2,327

Total Net Revenues                                          144,733                2,327
Operating Expenses:
Selling, General and
  Administrative expenses                                  (152,214)            (334,236)

Gain (Loss) from operations (Note 3)                         (7,481)            (331,909)

Other Income (Expense):
  Gain on sale of Securities                                 81,461
  Investment income (Note 6)                                 14,661
  Income Tax benefit                                            168
  Provision for federal income tax                               -                 1,586
  Interest expense                                          (43,992)

         Total Other Income (Expense)                        52,298                1,586

Income before provision for IncomeTaxes                      44,817             (330,323)
Provision for Income Taxes                                       -0-                  -0-

Net Income (Loss)                                            44,817             (330,323)

Number of outstanding shares
  (Basic and Diluted)                                    10,891,812           10,881,812

Earnings (Loss) per share
  On Net Income (Note 7)                                       .004                 (.30)

Earnings (Loss) per share
  On Operating Income                                        (.0007)                (.31)



   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2

                        STATEMENT OF STOCKHOLDERS' EQUITY
          From October 4, 1995 (date of inception) to December 31, 2000


                                                                                 Accumulated
                                           Common        Stock        Paid in    Deficit During
                                           Shares        Amount       Capital    Development      Totals
                                           ------        ------       -------    -----------      ------
Shares issued at inception
  to initial shareholders                   1,250,000       1,250                                       1,250
Capital contributed by shareholder                                       71,920                        71,920
Balance December 31, 1995                   1,250,000       1,250        71,920        (31,096)       (42,074)

Capital contributed by shareholder                                      290,087                       290,087

Net (loss) for the year 1996                                                          (332,088)      (332,088)
Balance December 31, 1996                   1,250,000       1,250       362,007       (363,184)            73

Capital contributed by shareholder                                       51,046                        51,046

Net (loss) for the year 1997                                                           (51,046)       (51,046)
Balance December 31, 1997                   1,250,000       1,250       413,053       (414,230)            73

Capital contributed by shareholder                                       71,913                        71,913

Net (loss) for the year 1998                                                           (71,986)       (71,986)
Balance December 31, 1998                   1,250,000       1,250       484,966       (486,216)            -0-

Stock surrendered by shareholder
  and retired to treasury                    (189,023)       (189)          189

Issuance of stock for reverse
  acquisition of Energy Producers
  Group, Inc.                               9,820,835       9,821       111,108                       123,929

Capital contributed by shareholder                                       27,325                        27,325

Net (loss) for the year ended
  December 31, 1999                                                                   (330,323)      (330,323)
Balance December 31, 1999                  10,881,812      10,882       626,588       (816,539)      (179,069)

Stock issued as consideration
  for loans and other services                 10,000          10         1,240                         1,250

Net gain for the year ended
  December 31, 2000                                                                     44,817         44,817

Balance December 31, 2000                  10,891,812      10,892       627,828       (771,722)      (133,002)


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   AMENDED #2
                             STATEMENT OF CASH FLOWS
                     Years ended December 31, 2000 and 1999


                                                                            Year ended               Year ended
                                                                            December 31, 2000        December 31, 1999
                                                                            -----------------        -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)                                                               44,817                     (330,323)
Non-cash adjustments to reconcile net income
to net cash provided by operating activities
   Depreciation and amortization                                                   936
   Gain on sale of securities                                                  (81,461)
Change in assets and liabilities
   (Increase) decrease in accounts receivable                                  (50,973)                     (2,738)
   (Increase) decrease in inventory                                               (199)                    (51,995)
    Increase (decrease) in accounts payable                                    112,975                       1,741
    Increase (decrease) in accrued expenses                                     (4,045)                      3,019
Net cash provided (used) by operating activities                                22,050                    (380,296)
CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase)decrease in notes receivable                                       (40,000)                    (15,500)
  Proceeds from sale (cost) of securities                                      199,149                    (117,688)
  Purchase of property and equipment                                           (29,154)                     (9,000)
  Purchase of oil properties                                                  (191,122)                         -0-
Net cash provided (used) by Investing Activities                               (61,127)                   (142,188)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) decrease in advances to shareholder                                   3,860                     (16,439)
Proceeds from notes payable                                                         -0-                     50,000
Repayment of notes payable                                                    (195,937)                         -0-
Increase in shareholder notes payable                                          147,495                     367,688
Stock issued                                                                        10                       9,821
Contributed capital                                                              1,240                     141,433
Increase in deferred subscriptions                                             100,000                          -0-
Net cash provided (used) by Financing Activities                                56,668                     552,503
NET INCREASE (DECREASE) IN CASH                                                 17,591                      30,019

CASH BALANCE BEGINNING OF PERIOD                                                30,019                          -0-

CASH BALANCE END OF PERIOD                                                      47,610                      30,019

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year:
  Interest                                                                      43,992
  Income Taxes                                                                      -0-

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES.
In 1999 the Company became the "accounting acquirer" in a reverse acquisition.
  Fair value of assets                                                          453,618
  Cash                                                                          151,254
  Liabilities                                                                   302,364


   The accompanying notes are an integral part of these financial statements

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 1  Summary of Significant Accounting Policies:

This summary of significant accounting policies of Energy Producers, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activities:

The Company was incorporated in the State of Nevada on October 4, 1995 as Sterling Market Positions, Inc. Upon incorporation, 10,000,000 shares of $.001 par value Common Stock were authorized. The Company was organized in order to conduct any lawful business. Effective June 24, 1999 the Company changed its name to Energy Producers, Inc. and increased its authorized common shares to 50,000,000.

On August 25, 1999 the Company was acquired by Energy Producers Group, Inc. and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's common stock issued under Rule 144. Although Energy Producers Group, Inc. is the legal acquirer, it was dissolved subsequent to the transaction, so Energy Producers, Inc. is treated as having acquired Energy Producers Group, Inc. for accounting purposes. Accordingly, the transactions have been accounted for as a reverse acquisition of the purchase method and Energy Producers, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc. financial statements from August 25, 1999 (acquisition date). The Company began filing consolidated statements with its wholly owned subsidiary, Producers Supply, Inc., on the acquisition date August 25, 1999.

The Company has focused its business on oil and gas exploration, development and production and acquiring existing production facilities with proven reserves. The Company's wholly owned subsidiary, Producers Supply, Inc., has been in the oil and gas field equipment service and supply business for 25 years. On October 26, 2000 Article 3 of the Articles of Incorporation were amended to increase the number of authorized common shares to 200,000,000 and to authorize 50,000,000 preferred shares.

Depreciation:

Depreciation will be provided by the straight-line method at rates calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, will be charged to expense as incurred.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2000

Note 1 Summary of Significant Accounting Policies  (Continued):

(c)  Fiscal Year:

     The Company operates on a Calendar Year basis.

(d)  Inventories:

     Inventories are stated at the lower of cost determined by the FIFO method or market.

     Income Taxes:

     The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes", which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, SFAS 109 requires recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a policy of a 100% valuation allowance against any deferred tax assets resulting principally from net operating loss carryforwards until it is more likely than not that the Company will realize taxable income.

(f)  Oil and Gas Properties:

     The Oil and gas properties include operating leases, equipment leases, production sales, processing agreements, transportation agreements and other contracts, equipment, improvements, materials, supplies, fixtures, wells, pumping units, well head equipment, other movable or immovable property, easements, servitudes, rights-of-way, surface leases and other surface rights.

     The Company follows the full cost method of accounting for oil properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized. Sales or abandonment of oil properties shall be accounted for as adjustments of capitalized costs.

     Costs to be amortized include all capitalized costs (net of prior amortization), estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs, net of estimated salvage values. Amortization will be provided on the unit-of-production method using estimates of proved reserves.

     Costs of investments in unproved properties and major development projects will not be included in amortizable capital costs until proved reserves can be assigned to those properties. Unproved properties are to be assessed annually to ascertain whether impairment has occurred, and, any impairment assessed will then be added to amortizable costs and amortized accordingly.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 1 Summary of Significant Accounting Policies (Continued):

Capitalized costs are limited to an amount no greater than the sum total of the present value of estimated future net revenues computed by applying current prices of oil reserves, cost of properties not subject to amortization and the lower of cost or fair market value of unproven properties included in amortizable cost, less the income tax effects related to the differences between the book and tax basis of the unproven properties.

The Company records oil and gas sales on the entitlement method, recognizing its net share of all production as revenue. Any amount received in excess of or less than the Company's revenue interest is recorded in the net gas balancing liability.

Cont'd:  (f)      Oil and Gas Properties:

A full set of financial statements were not available prior to acquisition of oil lease acquisition on September 29, 2000. We feel we do not need to supply these financial statements because the wells were fully explored and developed. The Company was not involved in the exploration and development of such properties.

                    Statement of Revenues and Direct Expenses
                      October, November and December, 2000
Revenues:
  Oil Sales                              $ 143,374
  Expenses:
  Lease Operating                            3,392
  Management                                 4,000
  Severence Taxes                            6,618
                                            14,010
Net Income (loss)                        $ 129,364


(g)  Comprehensive Income:

     The Company has adopted Financial Accounting Standards Board Statement No. 130 which requires reporting of Comprehensive Income in the financial statements in the period in which it is recognized. The Company has no Comprehensive Income in the reporting year.

(h)  Derivative Instruments and Hedging Activities:

     The Company has adopted Financial Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the amendments thereto, SFAS No. 137 and SFAS No. 138. The Company believes that the adoption of these "SFAS" will not have any material affect on the financial statements of the Company.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 1  Summary of Significant Accounting Policies (Continued):

(i)  Impairment of Long-Lived Assets:

     The Company has adopted Financial Accounting Standards Board Statement No. 139 "Rescission of FASB Statement No. 53" which also amends FASB Statements Nos. 63, 89 and 121. The Company believes that the adoption of SFAS 139 will not have any material affect on the Company's financial statements.

Note 2 Notes/Loans Receivable

(a)      Note Receivable Calmon Enterprises, Inc.           $ 50,000
         Unsecured note dated December 30, 2000,
         interest only at 9.5% per annum beginning
         January 30, 2000 with principal balance due
         December 30, 2001.

(b)      Note Receivable  William A. Sanders                   5,000
         Promissory note dated July 15, 1999 with interest at 6% per annum, secured by assignment of a secured note by Tiger Exploration Production, Inc. to William A. Sanders. The original due date of this note has been extended, by agreement of both parties and was paid in full early in 2001.

(c)      Note Receivable  David Irwin                            500
         Issued to Producers Supply, Inc. (wholly owned
         Subsidiary) unsecured, demand note dated
         June 9, 1999.
                  Total Notes/Loans Receivable              $ 55,500

Note 3 Securities (available for sale)

         1,750 Shares of Caliper Technologies Corporation;
         an equity security
         Fair Market Value December 31, 1999                     $117,687
         Unrealized gain (loss) December 31, 1999                   -0-
         Acquired December 31, 1999
         Sold February 3, 2000
         Proceeds                                                      $199,148
         Gain on sale (specific identification)                  $ 81,461
         No unrealized gain booked.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 4 Notes Payable

The following Note Payable was issued by Energy Producers Group, Inc. as part of the acquisition of Producers Supply, Inc. and was assumed by the Company:


         Note to Colleen Sparks                                       $    50,000
         Note was issued May 12, 1999 and accrues
         interest at the rate of 18% per annum and
         is due on or before May 12, 2001.  Payments
         are interest only.  Principal to be paid at maturity.


The following Notes were issued by Energy Producers, Inc.(the Company):


         Note to Baseline Capital, Inc.                                $  979,817
         Note was issued September 29, 2000 and is
         a non-interest bearing note.  Minimum monthly
         payments of $25,000 or 80% of net production
         proceeds from specified properties.  Aggregate
         amount of such required payments at December 31,
         2000 is as follows:


2001                               300,000
2002                               300,000
2003                               300,000
2004                                79,817
                                  $979,817


Note to CitiCapital, Digital Copier as collateral. $ 18,509 Issued November 28, 1000. Annual required payments:


2001     4,776
2002     4,776
2003     4,776
2004     4,776


Current Portion          $  368,509
Long Term Portion           679,817

Total Notes Payable      $1,048,326


Note 5 Related Party Transactions Due from Shareholders

         Unsecured, demand loan dated May 24, 1999                    $ 12,579
         to J. C. Wilson Pipe & Supply, Inc. from
         Producers Supply, Inc., a 100% owned
         Subsidiary of Energy Producers, Inc.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 5 Related Party Transactions  (Continued):
 Due from Shareholders

         J. C. Wilson is a director of Energy Producers, Inc., the owner of Wilson Pipe & Supply, Inc. and the president, manager and founder of Producers Supply, Inc.
         He is a beneficial shareholder.

                     Total Due from Shareholders                   $ 12,579

Related Party Transactions
Due to Shareholders

Note Payable to Wilson Pipe & Supply, Inc.               $ 245,000
Note was issued August 15, 1999 and accrues interest at the rate of 9.5% per annum and is due on or before August 15, 2000. *(As of March 1, 2001, J. C. Wilson Pipe & Supply granted the Company a six (6) month extension on the terms of the note outstanding.)

J. C. Wilson, a director of Energy Producers, Inc.
has voting power over the shares and is also owner of Wilson Pipe & Supply, Inc.

Note Payable to Royal Crest, LLC                                  $ 270,183
Issued September 20, 2000 with interest at 20% per annum. Monthly payments are interest only with full payment due October 1, 2001.

David J. Kronenberg, a shareholder, manages
and owns a 2% interest in Royal Crest, LLC.
                      Total Due to Shareholders                        $ 515,183

Contracts

The Company has contracts with various entities (owned by related parties) to provide accounting, management, and other professional services. The entities, their owners and their amounts paid are as follows:


Entity                              Related Party                   2000          1999
------                              -------------                   ----          ----
Academy Research                    Mel Herzog                      $84,500       $39,500
Global Media Network USA, Inc.      Dennis R. Alexander             $92,750       $40,750
Melvena Alexander, CPA              Melvena Alexander               $46,900       $23,500


Mel Herzog, Dennis R. Alexander and Melvena Alexander are all shareholders and officers of the Company.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 6 Investment Income

Interest Income from Notes Receivable                                  $  13,396
Dividend Income from Merrill Lynch Money Account                           1,265

                           Total Investment Income                     $  14,661


Note 7 Earnings Per Share

The computation of Basic Earnings per Share is based on the weighted average number of shares outstanding during the current year.

The computation of Diluted Earnings per Common Share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the Treasury Stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Earnings per share are based on non-operating income as the Company showed an operating loss in 2000.

                      For the Year Ended December 31, 2000

                           Income        Shares          Per Share
                           (Numerator)   (Denominator)   Amount
                           -----------   -------------   ------
Income available to
Common Stockholders        $ 44,817      10,891,812      .004


Options to purchase 3,800,000 shares of common stock at $0.95 per share were outstanding at December 31, 2000 but were not included in a computation of diluted earnings per share because the effect would be antidilutive.

Note 8 Business Combinations  (1999)

(a)  Entities involved:

     1) Energy Producers Group, Inc. "a privately owned start-up company with a 100% owned subsidiary, Producers Supply, Inc.

     2) Energy Producers, Inc. (formerly Sterling Market Positions, Inc.), a corporation without assets, debt or liabilities. Upon acquisition, there was no ownership change.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 8  Business Combinations (1999) (Continued)

(b)  Method of Accounting

     Energy Producers Group, Inc. acquired Energy Producers, Inc. (Sterling) in a stock for stock transaction and was recorded under the purchase method. The acquirer, Energy Producers Group, Inc. was dissolved and the acquiree, Energy Producers, Inc. (Sterling) became the "accounting acquirer" with all transactions reflected on its books.

(c)  Cost/Shares Issued

     Energy Producers, Inc. issued 9,820,835 shares with a value of $120,929.

(d)  Goodwill

     There was no goodwill recognized in the transaction because it was a "reverse acquisition" and the stock exchanged was of equal value.

(e)  Contingent Payments

     There were no contingent payments, options or commitments specified in the acquisition agreement.

Note 9 Dividend Policy

The Company has not yet adopted a policy regarding dividends.

Note 10 Depreciation and Amortization

Depreciation on property and equipment is calculated using the straight line method over the estimated useful life. Depreciation taken on equipment in 2000 was $85 and 0 in 1999.

Under the full cost method, all capitalized costs within a cost center are amortized on the unit of production basis, using proved oil reserves in the cost center. Oil is converted to a common unit of measure based on current and future gross revenues. Amortization for 2000 was $851.

Note 11 Income Taxes

At December 31, 2000 the Company has a federal operating loss carryforward of $771,722 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law. The net operating losses will expire commencing in the year 2010.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 11  Income Taxes  (Continued)

The deferred tax asset consists of the future benefit of net operating loss carryforwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonably assured by future profitability.

                                   1995       1996       1997      1998     1999        2000
                                   ----       ----       ----      ----     ----        ----
PreTax Financial Income (Loss)     (31,096)   (332,188)  (51,046)  (71,986) (330,323)    (44,817)
Temporary Differences                   -0-         -0-       -0-       -0-       -0-         -0-
Loss Carryforward                       -0-    (31,096) (363,184) (414,230  (486,216)   (816,539)

Taxable Income (Loss)              (31,096)   (363,184) (414,230)  486,216) (816,539)   (771,722)

   Tax Payable (refundable)             -0-         -0-       -0-       -0-       -0-         -0-


Note 12 Sales to Major Customers

The Company had sales to one major customer, Conoco, Inc., during the year ended December 31, 2000 of $143,374, which was in excess of ten percent of total sales.

Note 13 Concentration of Credit Risk

The Company maintains its cash in a bank deposit account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 14 Segment and Related Information

Energy Producers, Inc. has two reportable segments: oil and gas leases; supplies and services. The oil and gas segment pumps oil and the oil is purchased by Conoco, Inc. The equipment and supplies segment sells equipment and supplies to the oil industry.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including any extraordinary items.

There have been no intersegment transactions, but if any such transactions take place, they will be accounted for as if it were an independent party, that is at current market prices.

Energy Producers, Inc.'s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies. Each business was acquired as a unit, and the management at the time of acquisition was retained.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 14  Segment and Related Information  (Continued)


                                             OIL            EQUIPMENT
                                             WELLS          AND SUPPLIES        TOTAL
                                             -----          ------------        -----
Revenues from external customers                129,364            15,369           144,733
Intersegment revenues                                -0-               -0-               -0-
Interest/dividend revenues                       14,457               204            14,661
Gain on sale of securities                       81,443                18            81,461
Depreciation and amortization                     4,036                85             4,121
Segment loss                                    (16,971)          (19,673)          (36,644)
Segment assets                                1,554,930            90,293         1,645,223
         Expenditures for segment assets      1,414,509                -0-        1,414,539

REVENUES
Total revenues for reportable segments                                              144,733
Other revenues                                                                           -0-
Elimination of intersegment revenues                                                     -0-
     Total Consolidated Revenues                                                    144,733

PROFIT OR LOSS
Total loss for reportable segments                                                  (36,644)
Other profit or loss                                                                 81,461
Elimination of intersegment profits                                                      -0-
Unallocated amounts                                                                      -0-
     Total Consolidated Profit (loss)                                                44,818

ASSETS
Total assets for reportable segments                                              1,645,223
Other assets                                                                             -0-
Other unallocated amounts                                                                -0-
     Total Consolidated Assets                                                    1,645,223


Both segments are in the same geographical area.

Note 15 Options and Warrants:

Energy Producers, Inc. has reserved 6,600,000 shares of its Common Stock for issuance under an Initial Stock Option and Payout Stock Option agreement with Baseline Capital, Inc., dated September 29, 2000, which covers key officers, directors, advisors, and consultants of the Company. The exercise price of the options and warrants is equal to or in excess of the fair market value of the stock on the day of the grant. The following table summarizes information about stock options outstanding at December 31, 2000:

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 15  Options and Warrants  (Continued)


          Number         Remaining
          Outstanding    Contractual
Exercise  at             Life
Price     12/31/00       (Years)
-----     --------       -------
 .95       3,800,000       6-11/12


The Company uses the fair value method, per statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to value its options and warrants. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                              December 31, 2000
                                                              -----------------
Expected Dividend Yield                                           -0-
Expected Stock Price Volatility                                1.042
Risk-Free Interest Rate                                         3.35
Expected Life of Options                                      3 to 5 years


The weighted average fair value of options and warrants granted during 2000 was $ 0.0. No options or warrants were granted in 1999.

Note 16  Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables and payables, and approximates fair value because of the short-term nature of these items.

The carrying value of the notes payable approximates fair value as most are non-interest bearing. The balance is short-term.

Note 17 Subsequent Events

The Company pursued an Asset Purchase Agreement with Calmon Enterprises, Inc. to acquire Hull Silk Field equipment, technology licenses and related liabilities. The acquisition was never consummated.

The Company entered into an agreement with Life Energy Technology Holdings, Ltd. Of Ireland under which Life Energy agreed to purchase 49% of Energy Producers, Inc.'s stock for twenty million U.S. Dollars. One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies. Life Energy Technology Holdings, Inc. is currently in breach of agreement.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                   AMENDED #2
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note 17  Subsequent Events  (Continued)

In January 2001, the Company issued 105,000 shares of Common Restricted Stock as additional consideration.

*As of March 1, 2001 J. C. Wilson Pipe and Supply, Inc. has granted the Company a six (6) month extension on the terms of the note outstanding.

On March 29, 2001, options on 200,000 shares of the 6,600,000 shares reserved for Baseline Capital vested. Since the exercise price of $0.95 is higher than the current market price of $0.11 exercise of the options is highly unlikely.

On June 12, 2001, the Company signed a Promissory Note for $50,000 with the Bennett Family Trust for one (1) year with interest at 12% per annum. Repayment is interest only. Monthly payments for the first three (3) months is $500 per month, and ten (10) payments of $5,000 plus accrued interest for balance.

On March 31, 2001, there was a restructuring of the note payable to Royal Crest, LLC as follows:

Royal Crest, LLC agreed to extend additional credit to the Company by paying off the $50,000 note payable due to Colleen Sparks and executing a new note in the amount of $342,500 with interest at 20% per annum, payable monthly, and all due on January 31, 2003. Monthly principal payments are based on the "net production proceeds" from certain oil producing properties located in Young County, Texas and are indeterminate in advance.

Previously, 250,000 shares of restricted common stock had been issued to Colleen Sparks to secure the Sparks note. These shares were to be returned to the Company when the Sparks note was paid in full. Royal Crest, LLC received those shares when Royal Crest, LLC paid the Sparks note in full as part of their note restructuring agreement. Royal Crest LLC is using 100,000 of those shares; to secure the new $342,500 note and upon repayment of the new note those 100,000 shares will be returned to the Company as Treasury Stock.

Note 18  Contingencies

The $100,000 was received as a "good faith" payment on an oral financing agreement in which negotiations are still inconclusive and undefined.

                             ENERGY PRODUCERS, INC.
                                   AMENDED #2

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                   Unaudited

                     Years ended December 31, 2000 and 1999

The  information  on the  Company's  oil and gas  operations  as  shown  in this schedule is based on the full cost method of accounting and is presented in conformity with the disclosure requirements of the Statement of Financial
Accounting   Standards  No.  69   "Disclosures   about  Oil  and  Gas  Producing
Activities."

         Capitalized Costs Relating to Oil and Gas Producing Activities
                           December 31, 2000 and 1999

                                                                       2000                      1999
                                                                       ----                      ----
Proved Oil Leases                                                      1,353,385                  -0-
Unproved Oil Leases                                                       32,000                  -0-

Sub total                                                              1,385,385                  -0-

Accumulated Depreciation, Depletion
   and amortization, and valuation allowances                               (851)                 -0-

Net capitalized costs                                                  1,384,534                  -0-


                             ENERGY PRODUCERS, INC.
                                   AMENDED #2

                COSTS INCURRED IN OIL AND GAS LEASE ACQUISITION,
                     EXPLORATION AND DEVELOPMENT ACTIVITIES
                                    Unaudited

                     Years ended December 31, 2000 and 1999

                                                              2000                   1999
                                                              ----                   ----
Acquisition of Oil Leases:
         Proved                                               1,353,385                -0-
         Unproved                                                32,000                -0-
Exploration Costs                                                    -0-               -0-
Development Costs                                                    -0-               -0-
         Total Costs Incurred                                 1,385,385                -0-


                             ENERGY PRODUCERS, INC.
                                   AMENDED #2

           RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
                                    Unaudited

                     Years Ended December 31, 2000 and 1999

                                                               2000                  1999
                                                               ----                  ----
Oil Sales                                                        143,374                -0-
Production Costs                                                 (13,159)               -0-
Exploration Costs                                                     -0-               -0-
Depreciation, Depletion, Amortization
  and Valuation Provisions                                          (851)               -0-
Net Income (loss) before Income Taxes                            129,364                -0-

Income Tax (provision) benefit                                        -0-               -0-
Results of Operations from Oil and Gas
  Producing Activities                                           129,364                -0-
(excluding corporate overhead and interest costs)



                             ENERGY PRODUCERS, INC.
                                   AMENDED #2

                          RESERVE QUANTITY INFORMATION
                                    Unaudited

                     Years Ended December 31, 2000 and 1999


The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon an appraisal of the proved developed properties by Russell
K. Hall and Associates, Inc.

Such estimates are inherently imprecise and may be subject to substantial revisions.

All quantities shown in the table below are proved, developed reserves and are located within the United States.

                                                              2000              1999
                                                         OIL       GAS      OIL     GAS
                                                         ---       ---      ---     ---
PROVED DEVELOPED AND UNDEVELOPED RESERVES  (bbls)
         Beginning of Year                                    -0-      -0-      -0-     -0-
Revision in previous estimates                                -0-      -0-      -0-     -0-
         Discoveries and extension                            -0-      -0-      -0-     -0-
Purchase in place                                        246,074       -0-      -0-     -0-
         Production                                       (4,551)      -0-      -0-     -0-
         Sales in place                                     (-0-)      -0-      -0-     -0-
         End of Year                                     241,523       -0-      -0-     -0-

PROVED DEVELOPED RESERVES:

         Beginning of Year                                    -0-      -0-      -0-     -0-
         End of Year                                     241,523       -0-      -0-     -0-


                             ENERGY PRODUCERS, INC.
                                   AMENDED #2

                    STANDARDIZED MEASURE OF DISCOUNTED FUTURE
                               NET CASH FLOWS AND
                           CHANGES THEREIN RELATING TO
                           PROVED OIL AND GAS RESERVES
                                    Unaudited

                          At December 31, 2000 and 1999

                                                                 2000               1999
                                                                 ----               ----
Future Cash Flows                                                $ 5,796,552          -0-
Future Production and Development Costs                           (1,660,281)        (-0-)
Future Income Tax Expenses                                          (386,484)        (-0-)
                                                                   3,749,787         (-0-)
10% Annual Discount for Estimated Timing of Cash Flows            (1,749,302)        (-0-)

Standardized measure of Discounted Future Net Cash Flows         $ 2,000,485          -0-


The preceding table sets forth the estimated future net cash flows and related present value discounted at a 10% annual rate from the Company's proved reserves of oil, condensate and gas. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development and production to estimated future production assuming continuation of existing economic conditions. The values expressed are estimated only, without actual long term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.

                             ENERGY PRODUCERS, INC.
                                   AMENDED #2

                       CHANGES IN THE STANDARDIZED MEASURE
                         OF DISCOUNTED FUTURE CASH FLOWS
                                    Unaudited

                          At December 31, 2000 and 1999

                                                                 2000             1999
                                                                 ----             ----
Balance, Beginning of Year:                                      $        -0-          -0-
Sales of Oil Produced Net of Production Costs                       (130,215)          -0-
Net Changes in Prices and Production Costs                          (352,548)          -0-
Extensions and Discoveries, less Related Costs                            -0-          -0-
Purchase and Sales of Oil in Place                                 1,385,385           -0-
Revisions of Estimated Development Costs                                  -0-          -0-
Accretion of Discount                                              1,749,302           -0-

Net Changes in Income Taxes                                         (651,439)          -0-

         Balance, End of Year                                    $ 2,000,485           -0-


Item 1 Index to Exhibits

Exhibit 2          Board Resolution for Reorganization

Exhibit 3
         3.1       Articles of Incorporation of Sterling Market Positions, Inc.*
         3.2       Articles of Amendment of Sterling Market Positions, Inc.*
         3.3       Articles of Amendment of Sterling Market Positions, Inc.*
         3.4       Articles of Amendment of Energy Producers, Inc.*
         3.5       Bylaws*
         3.6       Updated Bylaws

Exhibit 10
         10.1      Option Agreement - Herzog*
         10.2      Option Agreement - Dennis Alexander*
         10.3      Option Agreement - Melvena Alexander*
         10.4      Option Agreement - Trapp*
         10.5      Option Agreement - Kronenberg*
         10.6      Option Agreement - Richards*
         10.7      Life Energy Purchase Agreement*
         10.8      Note Agreement with Baseline Capital


Exhibit 21
         21.1      Articles of Incorporation of CEI Ltd.*
         21.2      Articles of Incorporation of Oil and Gas 1, Inc.
         21.3      Articles of Incorporation of Producers Supply, Inc.

Exhibit 23         Consent of Independent Auditor

Exhibit 99
         99.1      Registrants Indemnity Agreement - Herzog
         99.2      Registrants Indemnity Agreement - Dennis Alexander
         99.3      Registrants Indemnity Agreement - Melvena Alexander
         99.4      Registrants Indemnity Agreement - Trapp


* indicates exhibits previously submitted


                                   SIGNATURES

     Pursuant to the requirements of section 12 the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          ENERGY PRODUCERS, INC.


                                                                  /s/ Mel Herzog
                                                                  --------------
                                                                 By:  Mel Herzog
                                                     Title:   Chairman   and CEO

     Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Date:  August 24, 2001                              By:  /s/ Dennis R. Alexander
                                     Dennis R. Alexander, President and Director

Date:  August 24, 2001                                    By:  /s/ Jay C. Wilson
                                                         Jay C. Wilson, Director

Date:  August 24, 2001                                   By:  /s/ Larry W. Trapp
                                     Larry W. Trapp, Vice President and Director

Date:  August 24, 2001                              By:  /s/ David J. Kronenberg
                                                    Asst. Secretary and Director

Date:  August 24, 2001                                By:  /s/ Melvena Alexander
                                    Melvena Alexander, Secretary and Comptroller